   As Filed with the Securities and Exchange Commission on August ___, 1997
                           Registration No. 0-22541

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                AMENDMENT NO. 2
                                      TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                      Pursuant to Section 12(b) or (g) of
                      The Securities Exchange Act of 1934

                         MERCRISTO DEVELOPMENTS, INC.
        (FORMERLY INTERNET@IDIRECT.COM INC., FORMERLY MAC SYSTEMS INC.)

         DELAWARE                                          98-0166912
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

240 Argyle Avenue,
Ottawa, Ontario, Canada                                                K2P 1B9
(Address of Principal Executive Offices)                              (Zip Code)

      Company's telephone number, including area code is (613)-230-9803,
      (800)-565-6671

                                  COPIES TO:

                            JEFFREY H. BOWEN, ESQ.
                            HARTER, SECREST & EMERY
                               700 MIDTOWN TOWER
                           ROCHESTER, NEW YORK 14604
                                (716) 232-6500

       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------

      None                                                       None
      ----                                                       ----

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock $.001 par value
                               (Title of Class)

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

                                                         TABLE OF CONTENTS

ITEM                                                                                                           PAGE NO.
1.    BUSINESS....................................................................................................   1
2.    FINANCIAL INFORMATION......................................................................................   13
3.    PROPERTIES.................................................................................................   22
4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
      MANAGEMENT.................................................................................................   23
5.    DIRECTORS AND EXECUTIVE OFFICERS...........................................................................   24
6.    EXECUTIVE COMPENSATION.....................................................................................   26
7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................................   27
8.    LEGAL PROCEEDINGS..........................................................................................   28
9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
      EQUITY AND RELATED STOCKHOLDER MATTERS.....................................................................   29
10.   RECENT SALES OF UNREGISTERED SECURITIES....................................................................   31
11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED....................................................   32
12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................................................   33
13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA................................................................   34
14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
      ACCOUNTING AND FINANCIAL DISCLOSURE........................................................................   36
15.   FINANCIAL STATEMENTS AND EXHIBITS..........................................................................   37
SIGNATURE PAGE...................................................................................................   38
INDEX TO EXHIBITS................................................................................................   39

ITEM 1.           BUSINESS

         GENERAL ORGANIZATIONAL HISTORY OF THE COMPANY
         ---------------------------------------------

         The Company was incorporated in the State of Delaware on January 4, 1996 as MAC Systems Inc. ("MAC") and was initially capitalized with the issuance of 4,090,448 shares of common stock. On or about January 19, 1996, approximately 90% of the 4,090,448 then outstanding shares of common stock of the Company was acquired by Janmur Investments Inc. ("Janmur") on behalf of 84133 Investments Inc. ("84133"), both Janmur and 84133 being owned by a non-citizen and non-resident of the United States. Prior officers and directors of MAC were replaced by persons who had no past relationships with the stockholders, and prior directors and officers of MAC. On January 22, 1996, MAC effected a 20-for-1 reverse split which resulted in 204,719 shares of common stock being outstanding, with approximately 10% continuing to be held by the original stockholders of MAC.

         On or about February 4, 1996, in exchange for 6,000,000 shares of legended common stock of MAC, 84133 transferred to MAC all of the outstanding shares of common stock of 84133's wholly-owned subsidiary, ComputerLink Online Inc. ("ComputerLink"), at exactly the same cash value for which 84133 acquired ComputerLink from the unrelated original founders of ComputerLink on January 1, 1996. ComputerLink, a private Canadian corporation providing Internet access, software, and World Wide Web services thereby became a wholly-owned subsidiary of MAC. The original founders of ComputerLink, in recognition of their technical experience and familiarity with ComputerLink's operations, were retained under management contracts as the senior executive management team and members of the Board of Directors of MAC. In March 1996, MAC changed its name to Internet @ iDirect.com Inc. ("INTERNET") to reflect more accurately the consolidated operations of MAC and ComputerLink. In June 1996, in exchange for 1,000,000 shares of legended common stock of Internet, Internet acquired Tucows Ltd. ("Tucows"), one of the world's top 5 providers of World Wide Web services, from 84133.

         By agreements executed January 15, 1997, Internet and 84133 rescinded the transactions pursuant to which the Company acquired ComputerLink and Tucows. Contemporaneously with this rescission transaction, all ComputerLink affiliates resigned from Internet's Board of Directors and any offices that they may have held with Internet. There are no ongoing relationships or affiliations between the Company and ComputerLink, Tucows and their shareholders, directors, officers and management. As the acquisition transactions were rescinded, so were the issuances of the 7,000,000 shares of the Company's Common Stock. As a result of these rescission transactions, the Company had no operations and no operating assets.

         THE COMPANY - MERCRISTO DEVELOPMENTS, INC.
         ------------------------------------------

         On or about January 27, 1997, David G. Edwards, principal shareholder and owner of 622291 Ontario Limited ("622291"), a private Canadian company with diversified financial investment/operational interests located in Ottawa, Ontario, Canada, purchased 200,000 shares of the Company's Common Stock from Janmur. By Board of Directors and stockholder action on February 10, 1997, Mr. Edwards, his wife and his brother became the Company's Directors and officers. The new stockholders, officers and Directors have no past relationship with the Company's prior management.

         The Company changed its name from Internet @ iDirect.com Inc. to Mercristo Developments, Inc. on February 10, 1997.


         Effective January 31, 1997, pursuant to the terms and conditions of an Agreement and Plan of Reorganization by and among the Company, Egyptian Arabians Inc. and Egyptian Arabians' sole stockholder, Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company. Simultaneous with that transaction, 622291 became a wholly-owned subsidiary of the Egyptian Arabians and, 622291 was reorganized pursuant to which operations of 622291 other than the Blue Moon Farms breeding and care operations of 622291's wholly-owned subsidiary, Edwards Arabian Inc., were spun off from 622291. The transaction pursuant to which Egyptian Arabians Inc. (including directly and indirectly its wholly-owned subsidiaries, 622291 and Edwards Arabians) became a wholly-owned subsidiary of the Company has been accounted for as a recapitalization, resulting in the historical operations of 622291 being treated as the historical operations of the Company. Accordingly, the following discussion and analysis of financial condition and results of operations is a discussion of the historical financial performance of 622291's operations relating to the Blue Moon Farms operations and the operations of 622291's wholly-owned subsidiary, Edwards Arabians Inc.


         As a result of the above transactions, the breeding and care operation of 622291 and the sales and marketing activities of 622291's wholly-owned subsidiary, Edwards Arabians Inc., are presented as the Company's historical operations. The Company has generated revenue primarily by selling Straight Egyptian Arabian horses to investment limited partnerships and individual investors and by operating the breeding and care facilities at its Blue Moon Farms facility. The Company has increased sales primarily as a result of increased levels of investing activities promoted by Edwards Securities Inc. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". The Company receives cash consideration from the limited partnerships and individual investors to whom it sells horses and takes from each of the limited partnerships to which horses were sold a promissory note in an amount equal to the cost for providing board and care of the horses sold. These notes generate interest which is paid to the Company on a monthly basis, and the principal amount of the notes gets repaid when the investment partnerships sell the horses or transfer ownership of the horses to corporations into which the partnership's assets are transferred.


         The Company has an authorized capitalization of 100,000,000 shares of Common Stock, par value of $.001 US, of which 16,560,519 shares of common stock are issued and outstanding, giving effect to the transactions contemplated by the Agreement and Plan of Reorganization. See "Security Ownership of Certain Beneficial Owners and Management," "Recent Sales of Unregistered Securities" and "Description of Registrant's Securities to be Registered."

         Unless otherwise indicated herein, the information set forth herein assumes the closing of the transactions contemplated by the Agreement and Plan of Reorganization, and all references to the "Registrant" or the "Company" herein include Mercristo Developments, Inc., the Company's wholly-owned subsidiary, Egyptian Arabians Inc., and the direct and indirect wholly-owned subsidiaries of Egyptian Arabians Inc., 622291 Ontario Limited and Edwards Arabians Inc., respectively. Also, unless otherwise indicated herein, the financial information set forth herein is expressed in terms of Canadian dollars.

         CORPORATE STRUCTURE
         -------------------

         The Company's corporate structure is as follows:

         Company:

         a Delaware Corporation                 Mercristo Developments, Inc.
         Canadian Subsidiary:

         an Ontario Corporation                 Egyptian Arabians Inc.
         (100% Subsidiary of
         Mercristo Developments)

         Original Holding Company:
         Includes Blue Moon Farms               622291 Ontario Limited
         operations, and the corporate
         offices at 240 Argyle Avenue,
         Ottawa
         (100% Subsidiary of
         Egyptian Arabians)



         Marketing & Sales:
         (100% Subsidiary of 622291)            Edwards Arabians Inc.


         OVERVIEW - COMPANY'S OPERATIONS
         -------------------------------

         The Company, through its wholly-owned subsidiary, Egyptian Arabians Inc., is a private breeder of Straight Egyptian Arabian horses. Straight Egyptian Arabian horses are the finest and rarest of Arabian horses in the world. Out of an estimated 100 million world general horse population, approximately 6,000 are Straight Egyptian Arabian horses. An Egyptian Arabian horse is a pure-bred Arabian horse that has been bred or that is descended from horses that were bred in Egypt. A Straight Egyptian Arabian horse is an Egyptian Arabian horse whose pedigree is unmixed with other blood-line groups. The characterization "Straight Egyptian" is officially recognized in the Arabian horse arena.

         North America is the world's foremost repository of these highly prized and rare creatures. Egyptian Arabians Inc. is one of five large Canadian farms which are solely dedicated to the breeding of Straight Egyptian Arabian horses. Each of these five farms is independently owned and operates strictly on an arms length basis from one another. The five farms utilize and access semen from a major international organization which currently controls the largest collection of senior, world class Straight Egyptian Arabian stallions available today. In addition, subsidiaries of Egyptian Arabians Inc. have previously purchased semen from other senior stallions which are owned by other independent North American breeders of Straight Egyptian Arabian horses.

         Egyptian Arabians Inc. manages a large private breeding facility for Straight Egyptian Arabian horses, with more than 325 Straight Egyptian Arabian horses under its care and management with approximately 95 mares which will produce foals in 1997. There are a total of 125 mares which are eligible and will be bred in 1997 as well. As a result of the 1997 foaling and breeding activities, it is expected that, by the summer of 1998, Egyptian Arabians Inc. will provide care and management for approximately 380 Straight Egyptian Arabian mares and fillies at its present facilities.

         The Company operates through two subsidiaries of its main Canadian subsidiary - Egyptian Arabians Inc. The two subsidiaries are:

        (a) 622291 Ontario Limited, an Ontario company, located in Addison, Ontario. The Company's Blue Moon Farms operations reside within 622291. Blue Moon Farms is the farm operating facility for the breeding and care of the Straight Egyptian Arabian horses tenanted there.

        (b) Edwards Arabians Inc., an Ontario company, with its head office located at 240 Argyle Avenue, Ottawa, Ontario. Edwards Arabians Inc. is the marketing and sales arm for the

               Company's Straight Egyptian Arabian horse business.

         The Company, since the inception of its equine business in 1991, has enjoyed strong revenue growth, solid operating margins, and high levels of profitability. See "Financial Information" and "Financial Statements". Management anticipates continued revenue growth. Except for commercial mortgages on its 240 Argyle Avenue, Ottawa, Ontario corporate headquarters, and the Blue Moon Farms facilities, it has no institutional debt or commercial lines of credit.

         In the past five years, the Company has generated revenue principally by (a) selling Straight Egyptian Arabian horses to investment limited partnerships, other breeders and to individual clients and (b) operating the breeding and care facilities at Blue Moon Farms for the Straight Egyptian Arabian horse assets of the limited partnerships and other individual owners.

         These limited partnerships center around shared ownership by individual clients of world class Straight Egyptian Arabian horses, and utilize various Canadian legislation that exists in the area of farm-loss write-offs, registered savings plans deductions through share ownership in private client owned Canadian corporations, income splitting, and the deductibility of loan servicing interest on investments loans. Additionally, individual clients have also purchased Straight Egyptian Arabian mares in order to take advantage of their breeding potential and the premium prices commanded by Straight Egyptian Arabian horse fillies borne by these mares over an average 15 years breeding life.

         The Company believes that its techniques for artificial insemination, pregnancy care, foaling care, medical care and training are technologically superior to those of other breeders and boarders of Straight Egyptian Arabian horses. Coupled with a work force of approximately 25 highly trained staff and management, these techniques have contributed to the Company's profitability. Continued growth in revenues, tightly engineered cost optimization, and top quality Straight Egyptian Arabian horse breeding rates exceeding 85% (compared to the worldwide industry average of approximately 65% - 70%) have allowed the Company to become a major player in the Straight Egyptian Arabian horse business in the short span of five years.

         The Company, through its subsidiary, Edwards Arabians Inc., is participating in an extensive R&D program with one of North America's leading equine research centers - Guelph University, Guelph, Ontario. This research program will investigate one of the leading causes of death among new born foals, Rhodococcus Equi. The Company hopes that its sponsorship of this program will provide it with access to technology that will reduce the death rate of new born foals and thereby improve the Company's prospects for greater volumes of annual foal production.

         The Blue Moon Farms operation employs approximately 25 staff members and has several local veterinarians on 24 hour call. The actual number of staff at Blue Moon Farms varies with seasonal aspects of the business from 20 to 30 individuals. Staffing at the Company's Blue Moon Farms operations is heaviest during the months of January through September, which months represent a full breeding season, the entire foaling season and the time of year when weather-related work such as fencing, pasture management and haying activities are most commonly undertaken. The months of October, November and December see fewer staff in that the major work load of the operations would have been completed by the end of September. In addition, due to greater operating efficiencies over the past two years, the Company's staff count has remained relatively constant despite annual increases in the number of horses under management or ownership. The entire Straight Egyptian Arabian horse breeding and care system is continuously and carefully monitored, electronically and physically, to ensure maximum productivity of Straight Egyptian Arabian foalings. Leading edge medical and electronic equipment and highly trained staff enable minimization of costs and optimization of Straight Egyptian Arabian horse production output.

         The Company's marketing and sales organization, housed within Edwards Arabians Inc., employs five individuals at its Ottawa, Canada facility.

         It is the Company's objective to become the world's largest private breeder of Straight Egyptian Arabian horses. Management intends to do this through both external growth through acquisitions, primarily in the United States, and internal growth through increased revenue generation and profitability. It has its executive, financial, and marketing offices at 240 Argyle Avenue in Ottawa, Canada, and operates its breeding and equine care facilities at and adjacent to its Blue Moon Farms location in Addison, Ontario, Canada covering 220 acres, currently housing over 325 Straight Egyptian Arabian horses.

         COMPANY'S MISSION AND STRATEGY
         ------------------------------

         The Company has a primary mission to profitably carry on the business of breeding, raising, showing, exhibiting, and selling Straight Egyptian Arabian horses for the purpose of supporting external and internal growth and returning value to the Company's stockholders. The Company's ultimate goal is to become the largest private breeder of Straight Egyptian Arabian horses in the world. To accomplish this goal, the Company has made major investments in re-engineering the Straight Egyptian Arabian horse breeding and care operations at the Company's Blue Moon Farms facilities in Addison, Ontario, using the most advanced technologies for breeding, maternity care and monitoring, physical security, safety, and medical care.

         SHORT-TERM AND MEDIUM-TERM STRATEGIES
         -------------------------------------

         The Company's strategy is to improve the Company's position in the Straight-Egyptian Arabian marketplace. In the short term, the Company intends to pursue the following core strategies:

         Complete the re-engineering and modernization of the Company's facilities at Blue Moon Farms.

         Identify potential acquisition targets of North American
         Straight-Egyptian Arabian horse breeders.

         Establish North American market awareness of the Company and its business.

         Establish market awareness of the Company and its business in select international markets.

         In the medium term, the Company intends to pursue the additional following strategies:

         Fuel external growth by U.S. acquisitions of Straight-Egyptian Arabian horse breeders whose operations will be compatible with those of the Company.

         Establish a Straight Egyptian Arabian horse export market from North America to select international markets.

         Create a niche lifestyle awareness in North America as to the benefits, both social and economic, of participation in the ownership of Straight-Egyptian Arabian horses.

         Although the Company intends to grow through external acquisitions, the Company has no understanding or agreements to make any specific acquisition at this time. In any event, the terms and conditions of any such acquisition would be subject solely to management's discretion.

         THE ARABIAN HORSE
         -----------------

         The Arabian horse has the distinction of being the oldest living breed of horse. "Equus Arabicus", one of the four original species of horse, has been identified in modern times as the Arabian horse. While other breeds disappeared or mixed with different breeds, the Arabian remained essentially the same. Although the first recorded history of the Arabian horse was 3,000 years ago, some archaeologists believe the breed existed as long as 40,000 years ago.

         Raised originally in Arabia and adjacent countries and noted for its intelligence, grace and stamina, Arabians have the longest bloodline record of any horse breed and have been bred by the Bedouins in the Near East for three millennia, primarily for use in war because of their endurance. Tomb paintings indicated that Egyptians raised Arabian horses as early as 1580 BC. The Muslim conquests of the sixth and seventh centuries introduced Arabian horses to Europe and many parts of Asia.

         Many of the Arabian horse's characteristics (such as stamina, hardiness and agility) were developed due to the careful breeding practices and harsh lifestyle of the desert Bedouin tribes. The natural culling that occurred because of the strenuous life in the desert was enhanced by careful breeding practices of owners. Because of these breeding practices the Arabian horse is considered to be the most prepotent of all breeds of horses, for its ability in passing on its characteristics to foals.

         For thousands of years, owners bred Arabian horses to own more stock and to pick up the famous Arabian qualities. In fact, the Arabian horse is the genetic predecessor of every light horse breed in existence today. Arabians have been bred with other horses to produce new breeds, including thoroughbreds, standardbreds, quarter horses, lippizaners and national show horses.

         STRAIGHT EGYPTIAN ARABIAN HORSES
         --------------------------------

         Straight Egyptian Arabians, which account for approximately 1.0% of all purebred Arabian horses, trace their heritage exclusively to the Arabians which were bred in, or whose bloodline was used as part of, the established breeding programs in Egypt, referred to below. Many Arabian horses in North America and Europe today are Egyptian-related in recognition of the superior qualities of the Straight Egyptian Arabian.

         Straight Egyptian Arabians are considered by breeders to be very prepotent in passing their characteristics on to their foals because of their intense line breeding. The Straight Egyptian Arabian is known for its elegant features. Its dished head, large eyes, arched neck and high tail carriage justify its reputation as the most beautiful of all breeds. Straight Egyptian Arabian horses have a body which is shorter than other breeds, usually a rib and one vertebrae less than a Thoroughbred and two vertebrae in the tail. Colourings are primarily grey, bay and chestnut.

         The Straight Egyptian Arabian horse's natural physical characteristics have contributed to its outstanding performance in today's equine activities. The short, dished head and wide flaring nostrils allow for maximum oxygen intake. The arched neck keeps the windpipe defined and clear to carry air to the lungs. Through careful breeding, strong resilient legs, free of most lameness problems, are more common than in other breeds. Such qualities give the Straight Egyptian Arabian horse superior athleticism and versatility.

         INTERNATIONAL MARKETS
         ---------------------

         As the demand for Straight Egyptian Arabian horses has increased, markets have opened up in many parts of the world to meet this demand. Out of the general Arabian horse population of 1 million, and a general world horse population of an estimated 100 million, only approximately 6,000 horses are registered Straight Egyptian Arabians. This exclusivity has helped to support the market value of these horses. See "BUSINESS - The Industry."

         Outside of North America, countries with well developed markets and businesses leading in the breeding and growth of the Straight Egyptian Arabian horse industry include: Sweden, Norway, Germany, Netherlands, Belgium, Spain, Portugal, France, Switzerland, Austria, Hungary, Russia, Poland, Morocco, Egypt, South Africa, Australia, Argentina, Chile, Uruguay, and Brazil.

         NORTH AMERICAN MARKETS
         ----------------------

         Arabian horses made their debut in North America during the 1893 Chicago World's Fair, where Bedouins exhibited 29 horses. The breed gradually grew, but it was not until the 1940's that the Arabian horses gained widespread popularity through the advent of horse shows. Some of the best Arabian horses bred throughout the world have been exported to North American breeders over the last 40 years. North American breeders have achieved a reputation as leaders in the preservation, through selective breeding, of purebred Arabian bloodlines.

         After countless centuries, and only in the last 30 to 40 years, North America has achieved the undisputed status as the world guardian and protector of Straight Egyptian Arabian horses in terms of both quality and quantity. North American interest in Straight Egyptian Arabian horses has soared after major wins in the show ring, and consequently as a better understanding was achieved of the pure, refined type and elegance for which these horses were prepotently line-bred. The Pyramid Society was formed in the United States to ensure the strictly controlled perpetuation of this rare genetic pool and to provide valuable outcross bloodlines to other Arabian breeders.

         Several countries maintain their own registration systems for Arabian horses. Registration of Arabians in North America began in 1908, although Arabian horses were imported occasionally to North America during the 18th and 19th centuries. Up to the end of December 1991, all Arabian horses owned in Canada could be registered with either or both the Arabian Horse Registry of America, Inc. (the "AHRA") or the Canadian Arabian Horse Registry (the "CAHR"). Effective January 1992, all Canadian Arabian horses must be registered only with the CAHR as, at the request of the CAHR, the AHRA has ceased to offer its registration services to Canadian owners for foals born in Canada. A breeder usually registers a foal within six months of its birth. The CAHR rules limit registration to one foal per year per mare. Effective January 1, 1991, all foals must be blood-typed as they approach breeding age. The CAHR also maintains records of the blood-type of every Arabian breeding stallion. The particular markings of the horse, including hair whorl location, are recorded on the Certificate of Registration.

         Since neither the CAHR nor the AHRA registers specific bloodlines, the Pyramid Society was formed to establish standards for and act as a record keeper of Straight Egyptian genealogy. An extensive reference handbook of Straight Egyptian Arabian horses is published every four years by the Pyramid Society. The latest reference handbook was published in 1994. The Pyramid Society also holds an annual World Egyptian Event in Lexington, Kentucky. The Egyptian Event includes a stallion exhibition, lectures, halter, performance and futurity competitions for Straight Egyptian Arabian horses and Egyptian-related horses. Horses which are nominated en utero to compete at a future date, usually for a period of three years after nomination, participate in various futurity competitions.

         Canadian breeders of Straight Egyptian Arabian horses consider it desirable that their horses be registered with the CAHR and be confirmed by the Pyramid Society to be Straight Egyptians to ensure recognition and adequate protection of the bloodline. Breeders also seek membership with the International Arabian horse Association located in Westminster, Colorado. This association organizes and operates various Arabian horse shows throughout the year and prescribes ethical standards to be followed by its members.

         THE INDUSTRY
         ------------

         The major criteria for determining the value of Straight Egyptian Arabian horses are substantially similar to those utilized to determine the value of race horses: pedigree, performance in competition, and the ability to produce marketable foals. The owner of a Straight Egyptian Arabian horse need not bear the costs of training for, or risk the many health hazards involved with, racing in order to derive value. The show arena is equivalent to the race track for a racehorse since the Straight Egyptian Arabian accumulates honors by winning show competitions as opposed to winning races. However, professional Arabian and Straight Egyptian Arabian horse racing is rapidly becoming quite popular.

         Straight Egyptian Arabian horses have become increasingly popular in the last three decades in North America and interest has increased following not only major competitive wins by these horses in the show ring, but also a growing public appreciation of the refinement and elegance of the Straight Egyptian. As previously noted, Straight Egyptian Arabian horses represent approximately 1% of the entire Arabian horse population, and yet Straight Egyptian Arabian horses consistently win 20%-30% of the North American show events. These performance results have generated increased interest in the breeding of Straight Egyptian Arabian horses.

         Arabians are considered to be the one of the fastest growing breeds of all of the major light horse breeds on the North American continent. The American Horse Council of Washington, D.C. has published registration figures indicating that the number of Arabian foals registered in North America has increased from 1,610 in 1960 to 24,578 in 1988, which is approximately four times the rate of growth of the total number of registrations during these years for the major North American light horse breeds. Purebred Arabian horse registrations have declined, however, from their highest levels in the mid-1980's to approximately 13,000 registrations in each of 1994 and 1995.

         Arabians are generally sold either by private agreement or at public auction, often by a sales agent. Due to their rarity and aesthetic qualities, Straight Egyptian Arabian horse foals will normally fetch considerably higher prices than Egyptian-related foals. Also, a filly is usually much more valuable than a colt because of her potential value for breeding. In general, the percentage of live foals born in a group of mares confirmed by a veterinarian as "checked to be in foal" is normally approximately 90% and the usual ratio of colts to fillies is one to one. Generally, breeders evaluate a breeding program on the basis of the number of foals one may expect to be produced by a mare, the reproductive capabilities of fillies so produced and the anticipated selling price of each foal. The anticipated breeding life of an Arabian mare under good management conditions is approximately 15 years. Because the gestation period for horses is eleven months, a mare can carry only one foal a year, assuming that a breeder is utilizing only a direct breeding program for his mares.

         The rarity of Arabians is preserved by the CAHR rules providing for only one foal per year per mare. Subsequent to the 1990 breeding season, the CAHR rules permit the transportation of semen for artificial insemination and the storage of semen. To reduce the risk associated with breeding, some breeders have in recent years employed embryo transfers and artificial insemination. Unlike the standards applicable to the thoroughbred horse industry, regulations regarding Arabian horses permit immediate artificial insemination and embryo transfers, thus reducing the risk of injury to the stallions and reducing the risks for mares associated with breeding, carrying and delivery of foals.

         COMPANY'S PRIMARY SOURCES OF REVENUES AND INCOME
         ------------------------------------------------

         The Company's primary sources of revenue are:

         (a) Sales of Straight Egyptian Arabian horses to various limited partnerships, offered by Edwards Securities Inc. ("ESI"), acting as the General Partner. ESI is a corporation incorporated under the laws of Ontario and licensed by the Ontario Securities Commission to create, promote, and sell securities. David G. Edwards is indirectly the sole controlling shareholder, Director, and president of ESI. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         (b) Sales of Straight Egyptian Arabian horses to individual owners.

         (c)      Sales of Straight Egyptian Arabian horses to other breeders.

         (d) Services related to the breeding and care of Straight Egyptian Arabian horses for the limited partnerships, and for other individuals who choose to utilize the Company's services.

         See "FINANCIAL INFORMATION - Management's Discussion and Analysis."

         In order to maximize the net income that results from these revenue-generating sources, the Company increases margins by optimizing the use of in-house re-engineered processes, which are designed to achieve the maximum breeding rates and foaling rates in the shortest time frames and to minimize the costs related to the breeding and care services provided by the Company at its Blue Moon farm facilities.

         The Company's facilities at Blue Moon Farms have been customized to accommodate the breeding, caring and delivery procedures used at every stage of the Straight Egyptian Arabian horse's productive life. For example, pregnant Straight Egyptian Arabian mares move through a staged sequence and live in different facilities as their pregnancy progresses. At the final stages, the pregnant Straight Egyptian Arabian mare has moved into facilities adjacent to the birthing center and breeding laboratories, so that expert help is at hand. Here, the Straight Egyptian Arabian mare is internally monitored by remote electronics and by wireless alert systems, 24 hours a day, including up to the precise moment that her "water breaks". Use of in-house expertise and state of the art equipment makes the above possible while cutting industry standard costs substantially.

         COMPETITION
         -----------

         Competition is very limited, given the infancy of the modern Straight Egyptian Arabian horse business. There are only a handful of operators who are willing and able to structure and run the Straight Egyptian Arabian horse breeding business like any other high-technology business, using state-of-the-art management and production-line techniques. Although there are numerous horse farms throughout North America that breed and raise Egyptian Arabian horses, only a handful of farms are devoted exclusively to the breeding and raising of Straight Egyptian Arabian horses. The competitive success of any breeding operation will depend on its ability to produce on a consistent basis Straight Egyptian Arabian horses that fare well in competitions and on its ability to control costs associated with the breeding of and caring for the horses.

         The Company believes that, by applying to the Straight Egyptian Arabian horse business all the techniques and tools applied to any other high technology business, it has achieved a competitive advantage. The focus has been to achieve a world class quality product (top bred Straight Egyptian Arabian mares), with the highest productivity rates (successful births of Straight Egyptian Arabian fillies), and lowest defects rate (failed inseminations and aborted pregnancies). This combined with Mr. Edwards' successful track record, via ESI, in successfully packaging and marketing the Straight Egyptian Arabian horse product into affordable investment units which clients could buy, has given the Company a competitive advantage.

         The North American and international markets are so large and in such an embryonic growth stage, that there is room for any number of companies engaged in the same business as the Company. The Company anticipates that, as the demand for Straight Egyptian Arabian horses grows, existing horse farms as well as potential new farms will enter the market and place greater emphasis on the breeding and development of Straight Egyptian Arabian horses. As additional farms enter this marketplace, competition will increase, and the Company will need to continue to devote resources to the development and maintenance of facilities and systems that are designed to reduce the costs of breeding and maintaining horses without sacrificing the quality of the horses that are produced through the Company's efforts.

         RISK FACTORS
         ------------

         The major risk factors that could directly impact the Company's business are as follows:

         o Future, potential infestation of the Company's Straight Egyptian Arabian horses by a yet unknown but assumed deadly equine illness. The Straight Egyptian Arabian horses that are boarded at the Company's Blue Moon Farms facility are fully insured by Lloyds of London, and their immediate value would be recoverable. However, to rebuild the Straight Egyptian Arabian horse herd would take time and, in the interim, ongoing revenue streams from sales of horses would be curtailed, as sales to the limited partnerships and individual purchasers would be interrupted.

         o Future, potential unplanned death or departure of key personnel, specifically David G. Edwards, Patricia L. Edwards, Kenneth A. Edwards, and Stephane Robillard, would adversely impact the business in the near-term. There can be no assurance that the Company would be able to replace any of these individuals. Furthermore, the Company does not carry key man insurance on any of these individuals. See "DIRECTORS AND EXECUTIVE OFFICERS."

         o Future, potential, unanticipated changes in governmental tax laws and tax rulings on individual client's affairs disallowing the farming tax status and associated investment costs/losses deductions for clients of the limited partnerships that purchase the horses from the Company and the deductibility of Straight Egyptian Arabian horse investment interest expense. These changes could make investing by individual clients in the limited partnerships less attractive, and could adversely impact the demand for the Company's horses.

         o Termination of the Company's close association with its four associated Canadian farms could temporarily hamper, in the near-term, the Company's sales. Specifically, if Egyptian Arabians Inc. was ever unable to access semen from senior Straight Egyptian Arabian stallions owned by its current major supplier, it would have to make arrangements to purchase semen from other sources. Semen would then have to be purchased from the owners of other world class senior stallions and any unplanned changes in the supply of semen would be viewed as disruptive but only temporary.

         o A sudden, unforeseen, glut in production of quality Straight Egyptian Arabian horses into the North American markets would drive unit prices down and thus adversely affect gross revenues and net margins.

        o There has been no public market for the Company's Common Stock. There can be no assurance that an active public market will develop or be sustained or that the market price of the Common Stock will not decline below that which is originally quoted by any broker-dealer. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of litigation or changes in earnings estimates by analysts could cause the market price of the Company's Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions such as recessions, international instabilities or military conflicts, may materially and adversely affect the market price of the Company's Common Stock.

ITEM 2.     FINANCIAL INFORMATION


SELECTED FINANCIAL DATA1
(all expressed in terms of Canadian
dollars)

                                                                        Year Ended January 31,
                                                                        ----------------------
                                                1997             1996            1995             1994            1993
                                                ----             ----            ----             ----            ----
STATEMENTS OF OPERATIONS DATA
REVENUES

Farm2                                           $2,485,218       $1,867,067      $1,647,780       $1,004,326        $247,272
Horses3                                          9,690,500        6,829,100       4,234,895        3,439,506       1,867,757
Interest and Other                                 308,406          357,257         444,913          497,446         116,017
                                               -----------       ----------      ----------       ----------      ----------
          Total Revenues                       $12,484,124       $9,053,424      $6,327,588       $4,941,278      $2,231,046
                                               -----------       ----------      ----------       ----------      ----------

COSTS AND EXPENSES
Farm2                                            1,117,619        1,148,804         973,666          481,208         291,716
Horses3                                          9,459,150        7,000,000       4,194,050        3,218,795       1,737,110
Marketing and Sales                                 71,918          114,219          18,656           25,342          49,242
General and Administrative                         456,232          407,778         368,131          173,540         183,979
Depreciation and Amortization                       57,814           55,308          46,063           35,991          18,006
Interest Expense                                    54,260           65,842          73,771           47,038          10,222
Consulting Fees - Internet Business                987,687              ---             ---              ---             ---
                                               -----------       ----------      ----------       ----------      ----------
          Total Costs and Expenses             $12,204,680       $8,791,951      $5,674,337       $3,981,914      $2,290,275
                                               -----------       ----------      ----------       ----------      ----------

Income (Loss) before Taxes                        $279,444         $261,473        $653,251         $959,364       $(59,229)
Provision for Income Taxes                         510,000           88,883         243,000          377,960           8,602
                                               -----------       ----------      ----------       ----------      ----------
Income (Loss) from Continuing
 Operations                                     $(230,556)         $172,590        $410,251         $581,404       $(67,831)
                                               -----------       ----------      ----------       ----------      ----------
Income from Discontinued
 Operations (Net of Income Taxes)                  145,502          142,947         157,531          118,148          88,610
                                               -----------       ----------      ----------       ----------      ----------
Net Income (Loss)                                 (85,054)          315,537         567,782          699,552          20,779
                                               ===========       ==========      ==========       ==========      ==========
Income (Loss) per Common Share
 from Continuing Operations                       $ ( .01)           $  .02          $  .05           $  .07        $ ( .01)
Weighted Average Number of
 Common Shares Outstanding                      16,560,519        8,654,719       8,450,000        8,450,000       8,450,000
                                               -----------       ----------      ----------       ----------      ----------

------------------------
  1The Selected Financial Data presented is the historical data of 622291 Ontario Ltd. for the years ended January 31, 1993 through 1997 which will be the historical data of the Company upon consummation of the reorganization of 622291 with Mercristo Developments, Inc. Factors that affect the comparability of financial data from year to year and for comparable interim periods include timing of the foaling season, demand for investment limited partnerships, unusual horse mortality and illness rates and non-recurring marketing expenses. See "Management's Discussion and Analysis."

  2Farm revenues and costs and expenses relate to the Company's breeding operations and care of the horses.

  3Horse revenues and costs and expenses relate to the Company's sale of horses.

(all expressed in terms of Canadian dollars)


                                                                              January 31,
                                                                              -----------
                                                1997             1996            1995             1994            1993
                                                ----             ----            ----             ----            ----
BALANCE SHEET DATA
Continuing Operations
  Working Capital                                 $646,806       $(828,154)      $(554,926)     $(1,606,083)    $(1,117,521)
  Total Assets                                   8,969,522        8,064,589       8,877,188        7,217,144       5,717,474
  Long-Term Debt, less current                     430,025          386,920         420,280          220,000         129,840
   portion
Stockholders' Equity                            $1,239,721         $661,887        $356,260       $(195,622)     $(895,174))


                                                   Three Months Ended April 30,
                                                   ----------------------------
                                                      1997               1996
                                                      ----               ----
                                                            (unaudited)

STATEMENTS OF OPERATIONS DATA
REVENUES
Farm                                                  $532,701         $581,553
Horses                                                 285,000        1,972,000
Interest and Other                                      38,678           87,958
                                                        ------           ------
          Total Revenues                              $856,379       $2,641,511
                                                      --------       ----------

COSTS AND EXPENSES
Farm                                                  $282,968         $271,461
Horses                                                 560,000        2,180,000
Marketing and Sales                                     47,561           37,565
General and Administrative                             254,497          204,660
Depreciation and Amortization                           16,720           14,454
Interest Expense                                        16,715            6,469
Consulting Fees - Internet                                 ---              ---
                                                      --------         --------
          Total Costs and Expenses                  $1,178,461       $2,714,609
                                                    ----------       ----------

Income (Loss) before Taxes                          $(322,082)        $(73,098)
Provision for Income Taxes                           (128,833)         (29,239)
                                                     ---------         --------
Income (Loss) from Continuing
 Operations                                         $(193,249)        $(43,859)
Income from Discontinued                                   ---         30,600
 Operations (Net of Income Taxes)
                                                     ---------         --------
Net Income (Loss)                                   $(193,249)        $(13,259)
                                                    ==========        =========

Income (Loss) per Common Share
 from Continuing Operations                            $ (.01)          $ (.01)
                                                       =======          =======

Weighted Average Number of
 Common Shares Outstanding                          16,560,519        8,654,519


                                                April 30,
                                                ---------
                                                  1997
                                                  ----
BALANCE SHEET DATA
Continuing Operations
  Working Capital                                   $(227,556)
  Total Assets                                       6,822,725
  Long-Term Debt, less current
   portion                                             829,114
Stockholders' Equity                                 1,046,472

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION


        Effective January 31, 1997, pursuant to the terms and conditions of an Agreement and Plan of Reorganization by and among the Company, Egyptian Arabians Inc. and Egyptian Arabians' sole stockholder, Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company. Simultaneous with that transaction, 622291 became a wholly-owned subsidiary of the Egyptian Arabians and, 622291 was reorganized pursuant to which operations of 622291 other than the Blue Moon Farms breeding and care operations of 622291's wholly-owned subsidiary, Edwards Arabian Inc., were spun off from 622291. The transaction pursuant to which Egyptian Arabians Inc. (including directly and indirectly its wholly-owned subsidiaries, 622291 and Edwards Arabians) became a wholly-owned subsidiary of the Company has been accounted for as a recapitalization, resulting in the historical operations of 622291 being treated as the historical operations of the Company. Accordingly, the following discussion and analysis of financial condition and results of operations is a discussion of the historical financial performance of 622291's operations relating to the Blue Moon Farms operations and the operations of 622291's wholly-owned subsidiary, Edwards Arabians Inc.


        Since the inception of the Company's Canadian operations in 1991, the Company has generated revenue primarily by selling Straight Egyptian Arabian horses to investment limited partnerships and individual investors and by operating the breeding and care facilities at its Blue Moon Farms facilities. Revenues generated by these two activities have remained fairly constant as a percentage of the Company's overall revenues, with sales representing approximately 78% and management fees for the breeding and care of the horses representing approximately 20%. The Company has increased sales primarily as a result of increased levels of investing activities promoted by Edwards Securities Inc. which, in turn, results in a greater number of horses being boarded at the Company's Blue Moon Farms facilities. Sales to limited partnerships have traditionally accounted for approximately 50% of the Company's sales while the balance consists of sales to other farms and individual owners. Revenues from the Company's Blue Moon Farms operations, as those operations relate to the care and maintenance of the horses boarded there, are generated almost entirely (98%) from services rendered to the various limited partnerships that purchase Straight Egyptian Arabians from the Company. The Company continues to believe that the markets outside of Canada represent significant opportunities for the Company. Management intends to allocate greater resources to expanding sales channels and establishing marketing alliances in non-Canadian and international markets.

        The Company recognizes the need to continue to apply technology in a manner that will increase its operating margins. In furtherance of those goals, the Company expects to allocate a greater percentage of its overall revenues to research and development and sales and marketing activities over the next several years.

        The following discussion and analysis of the Company's financial condition and results of operations focuses on the Company's operations and does not include any discussion or analysis with respect to the operations that were spun-off from 622291.

RESULTS OF OPERATIONS

        The following table sets forth for the periods indicated the percentages which the selected items in the Company's Consolidated Statements of Operations bear to total revenues:


                                                                                           Three Months Ended
                                                  Year Ended January 31,                        April 30
                                                  ----------------------                        --------
                                            1997           1996            1995           1997            1996
                                            ----           ----            ----           ----            ----
REVENUES
Farm1                                         19.9%          20.6%           26.0%           62.2%          22.0%
Horses2                                       77.6%          75.4%           67.0%           33.3%          74.7%
Interest and Other                             2.5%           4.0%            7.0%            4.5%           3.3%
                                               ----           ----            ----            ----           ----

    Total Revenues                           100.0%         100.0%          100.0%          100.0%         100.0%
                                             ------         ------          ------          ------         ------

COSTS AND EXPENSES
Farm1                                          9.0%          12.7%           15.4%           33.0%          10.3%
Horses2                                       75.8%          77.3%           66.3%           65.4%          82.5%
Marketing and Sales                            0.6%           1.3%            0.3%            5.6%           1.4%
General and Administrative                     3.7%           4.5%            5.8%           29.7%           7.8%
Depreciation and Amortization                  0.4%           0.6%            0.7%            2.0%           0.6%
Interest Expense                               0.4%           0.7%            1.2%            2.0%           0.2%
Consulting Fees - Internet
 Business                                      7.9%            ---             ---             ---            ---
                                               ----         ------          ------          ------         ------

    Total Costs and Expenses                  97.8%          97.1%           89.7%          137.7%         102.8%
                                              -----                          -----          ------         ------

Income Before Taxes                            2.2%           2.9%           10.3%         (37.7%)         (2.8%)

Provision for Income Taxes                     4.1%           1.0%            3.8%         (15.0%)         (1.1%)
                                               ----           ----            ----         -------

Income (Loss) from

Continuing Operations                        (1.9%)           1.9%            6.5%         (22.7%)         (1.7%)
                                              =====           ====            ====         =======         ======

-----------------

1 - Farm revenues and costs and expenses relate to the Company's breeding operations and care of the horses.
2 - Horse revenues and costs and expenses relate to the Company's sale of horses.


        The following table sets forth for the periods indicated the number of horses in the Company's inventory and the changes in that inventory. Horses enter life as weanling fillies or colts, and fillies are allowed to grow up to mare status at age three. At this time, mares will begin to bred, and management of the company expects that a mare will have an economic reproductive life of at least 15 years, although actual experience has shown that some mares have been bred and have foaled out beyond the 15 year reproductive life span. Horses have been sold to investors within a broad range of age groupings, from weanling fillies up to mature mares. The Company does not sell colts to investors. As the inventory of horses maintained by the Company constantly changes, the ages of the horses in that inventory varies depending on the ages of the horses sold and purchased by the Company. The Company does not own any stallions and instead utilizes and accesses semen from a major international organization which currently controls the largest collection of senior, world class Straight Egyptian Arabian stallions available. In addition, the Company has previously purchased semen from other senior stallions which are owned by other independent North American breeders of Straight Egyptian Arabian horses. The number of horses in the Company's inventory is significantly less than the number of horses under the Company's care and supervision.


                                                                                         Three Months
                                                                                         ------------
                                                   Year Ended January 31                  Ended April 30
                                                   ----------------------                 --------------
NUMBER OF HORSES                              1997         1996         1995              1997        1996
                                              ----         ----         ----              ----        ----
   Beginning Inventory                            16           10       5                     12          10
   Horses Acquired                               115           97      59                      3          38
   Horses Sold or Exchanged                      119           91      54                      7          28
                                                 ---          ---     ---                     --         ---
   Ending Inventory                               12           16      10                      8          20
                                                 ===          ===     ===                     ==        ====


        There was a decrease in the number of horses in ending inventory at January 31, 1997 when compared to January 31, 1996 but an increase in total carrying value for those horses due to a favorable mix in mares to colts. The ratio of mares to colts can vary significantly at any point in time.

        The range of sales and purchase prices and the average sale and purchase price of horses for all periods were as follows:

                                           Range                     Average
                                          ---------------            -----------
Mares                                     $70,000-$95,000               $92,000
Fillies                                   $50,000-$60,000               $55,000
Colts:

    Purchase                                                            $10,000
    Sale                                                           $500 or less


        The limited partnerships to which the Company frequently sells fillies and mares generally have a one to three year life until, for tax reasons, they are rolled over into corporations. Prior to the occurrence of these roll-overs, the Company will evaluate the holdings of a given partnership, focusing on the number of horses and the mix of colts to fillies, in order to support and maintain the investment value of those partnerships. The Company will often take fillies or mares from its existing inventory and exchange them for colts owned by the various investment partnerships. Fillies and mares are much more valuable than colts, and the price differential between the fillies and mares surrendered by the Company and the colts received in exchange is expensed as part of the cost of horses sold. In determining the value of the fillies and mares surrendered by the Company and colts received in exchange from the limited partnerships, the Company recognizes the current market value of the horses based on the Company's costs of purchasing fillies, mares and colts.

        In addition, the average management fees charged by the Company for all periods presented were approximately $5,000 per investment limited partnership per year, or approximately $417 per month.

THREE MONTHS ENDED APRIL 30, 1997 COMPARED WITH THREE MONTHS ENDED APRIL 30,
1996


REVENUES. Total revenues for the three months ended April 30, 1997 decreased by $1,785,132 (67.6%) to $856,379 from $2,641,511 for the three months ended April
30, 1996. Revenues from breeding and care of horses accounted for $48,852, and the sale of horses accounted for $1,687,000, and interest and other revenues accounted for the remaining $49,280 decrease in revenues. The primary reason for the decrease in revenues from breeding and care of horses was that in 1997, the Company did not care for the horses of one of the farms in Cabreah, the contract for which in the first quarter of 1996 generated approximately $100,000. There were two primary reasons for the large decrease in the revenues generated by the sale of horses. The Company offered an early sales incentive plan with its salesmen to sell horses during the three months ended April 30, 1996. Also, the foaling activity started approximately 30 days later than usual in the three months ended April 30, 1997 due to a decision to use frozen semen which also resulted in a substantially reduced fertilization rate. The Company, in response to this delay, quickly reverted to using fresh semen which has resulted in a much higher fertilization rate. Management expects that this higher fertilization rate will substantially increase the foaling activity for the remainder of the 1997 operating year when compared to the results of the three months ended April 30, 1997.


COSTS AND EXPENSES. Total costs and expenses for the three months ended April 30, 1997 decreased by $1,536,148 (56.6%) to $1,178,461 from $2,714,609 for the three months ended April 30, 1996. As the Company's horse sales and foaling activity decreased significantly during the three months ended April 30, 1997 as compared to the three months ended April 30, 1996, the Company was able to control the incurring of expenses associated with those activities.


MARKETING AND SALES. Marketing and sales expenses for the three months ended April 30, 1997 increased by $9,996 (26.6%) to $47,561 from $37,565 for the three months ended April 30, 1996, which reflects the Company's increased emphasis on marketing activities for the 1997 Operating Year.


GENERAL AND ADMINISTRATIVE. General and administrative expenses for the three months ended April 30, 1997 increased by $49,837 (24.3%) to $254,497 from $204,660 for the three months ended April 30, 1996. The primary reason for the increase was professional and consulting fees incurred in connection with the recapitalization of the Company.

INCOME TAXES. The provision for taxes for the three months ended April 30, 1997 and 1996 is based upon an effective Canadian tax rate of 40.0%.

YEAR ENDED JANUARY 31, 1997 ("1996 OPERATING YEAR") COMPARED WITH YEAR ENDED JANUARY 31, 1996 ("1995 OPERATING YEAR")


REVENUES. Total revenues for the 1996 Operating Year increased by $3,430,700 (37.9%) to $12,484,124 from $9,053,424 for the 1995 Operating Year. Revenues from breeding and care of horses accounted for $618,151, and the sale of horses accounted for $2,861,400 of the increase in total revenues during the 1996 Operating Year. The increase in revenues was primarily attributed to the increased level of investment in Straight Egyptian Arabian horses and the corresponding increase in the Company's foaling and breeding activities. These increases were offset, in part, by a decrease in interest and other revenue. Interest income and other revenues decreased by $48,851 during the 1996 Operating Year as a result of the continued decline in the use of the Company's resources to support secondary financing of the investment partnerships.


COSTS AND EXPENSES. Total costs and expenses for the 1996 Operating Year increased by $3,412,729 (38.8%) to $12,204,680 from $8,791,951 for the 1995
Operating Year. As a percentage of total revenues, costs and expenses increased to 97.8% in the 1996 Operating Year from 97.1% in the 1995 Operating Year. In the 1996 Operating Year, the Company was beset by several unusual and non-recurring events which contributed to the increase in overall costs and expenses. The Company incurred consulting fees associated with the failed acquisition of ComputerLink Online and Tucows in the amount of $987,687 during the 1996 Operating Year. The consultants were compensated through the issuance of common stock of the Company. The Company lost an average of one horse each month during the year due to various causes of death and replacement costs for those horses approximated $400,000. In addition, normal veterinary costs quadrupled due to prolonged illnesses with the Company's colts and fillies. Despite the occurrence of these events, which the Company believes are not indicative of any adverse trends, the Company was able to tightly control its other operating expenses. In response to and in partial resolution of the prolonged illnesses resulting from Rhodococcus Equi, the Company engaged in extensive consultations with veterinarians and professors at the University of Guelph. As previously noted, the Company, through its subsidiary, Edwards Arabians Inc., is currently participating in an extensive research and development study with the University of Guelph to aid in the prevention of Rhodococcus Equi in young foals. The program consists of administering Guelph Plasma and Polymune R and monitoring the foals' fibrinogen levels every two weeks as well as obtaining nasal swabs and trachial aspirations as needed. The Company believes that this will allow the Company to monitor much more closely the impact of this disease on young foals.


MARKETING AND SALES. Marketing and sales expenses for the 1996 Operating Year decreased by $42,301 (37.0%) to $71,918 from $114,219 in the 1995 Operating
Year. Marketing and sales expenses as a percentage of total revenues were .6% in the 1996 Operating Year as compared to 1.3% in the 1995 Operating Year. The primary reasons for the decrease were the incurrence in the 1995 Operating Year of costs for new advertising materials promoting sales to limited partnerships and a special one-time sales commission.


GENERAL AND ADMINISTRATIVE. General and administrative expenses for the 1996 Operating Year increased by $48,454 (11.9%) to $456,232 from $407,778 in the 1995 Operating Year. As a percentage of total revenues, general and administrative expenses were 3.7% in the 1996 Operating Year as compared to 4.5% in the 1995 Operating Year. These expenses increased primarily as the result of salary increases, greater than normal professional fees and office expenses incurred in connection with expanding the business.


INCOME TAXES. The provision for income taxes for the 1996 Operating Year is based upon an effective Canadian tax rate of 182.5% as compared with a rate of 33.5% in the 1995 Operating Year. The primary reason for the increase in the effective tax rate was the nondeductible consulting fees incurred in connection with the failed acquisition of ComputerLink Online and Tucows and the effect of the Canadian tax brackets based on income levels.

YEAR ENDED JANUARY 31, 1996 ("1995 OPERATING YEAR") COMPARED WITH YEAR ENDED JANUARY 31, 1995 ("1994 OPERATING YEAR")


REVENUES. Total revenues for the 1995 Operating Year increased by $2,725,836 (43.1%) to $9,053,424 from $6,327,588 for the 1994 Operating Year. Revenues from breeding and care of horses accounted for $219,287 and the sale of horses accounted for $2,594,205 of the increase in total revenues during the 1995 Operating Year. The increase in revenues was primarily attributed to the increases in the foaling and breeding activities generated by increased investment demand for Straight Egyptian Arabian horses. These increases were offset, in part, by a decrease in interest and other revenue. Interest income and other revenues declined by $87,656 during the 1995 Operating Year as the Company reduced the extent to which it would support secondary financing of the investment partnerships.


COSTS AND EXPENSES. Total costs and expenses for the 1995 Operating Year increased by $3,113,524 (54.9%) to $8,787,861 from $5,674,337 for the 1994
Operating Year. As a percentage of total revenues, costs and expenses increased to 97.1% in the 1995 Operating Year from 89.7% in the 1994 Operating Year. The increases in the costs and expenses as a percentage of sales were primarily attributable to an unusually large horse purchase in December 1995 in connection with investment partnership demand for horses to take advantage of favorable tax situations, cost associated with the rollover of six investment partnerships and the replacement of certain horses for some of those partnerships and the incurrence of higher than normal insurance replacement costs.


MARKETING AND SALES. Marketing and sales expenses for the 1995 Operating Year increased by $95,563 (512.2%) to $114,219 from $18,656 in the 1994 Operating
Year. Marketing and sales expenses as a percentage of total revenues were 1.3% in the 1995 Operating Year as compared to .3% in the 1994 Operating Year. The primary reasons for the increase were the incurrence in the 1995 Operating Year of costs for new advertising materials promoting sales to limited partnerships and a special one-time sales commission.


GENERAL AND ADMINISTRATIVE. General and administrative expenses for the 1995 Operating Year increased by $35,557 (9.7%) to $403,688 from $368,131 in the 1994 Operating Year. As a percentage of total revenues, general and administrative expenses were 4.5% in the 1995 Operating Year as compared to 5.8% in the 1994 Operating Year. The Company continued to expand its business in the 1995 Operating Year and accordingly spent more on salaries, professional fees and office expenses.

INCOME TAXES. The provision for income taxes for the 1995 Operating Year is based upon an effective Canadian tax rate of 33.5% as compared with a rate of 37.2% in the 1994 Operating Year. The primary reason for the increase in the effective tax rate was the effect of the Canadian tax brackets based on income levels.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 1997, the Company's primary source of liquidity included cash and cash equivalents of $53,162 and open trade credit with vendors of $4,011,687. The Company has not borrowed any moneys from financial institutions for working capital needs with the exception of its commercial mortgages on the construction and improvements to its facilities. The Company improved its working capital during the 1996 Operating Year by $1,474,960 to $646,806 at January 31, 1997 from a negative $828,154 working capital at January 31, 1996. Cash flows from operating activities during the 1996 Operating Year were a negative $1,467,929 which resulted primarily from a significant increase in accounts receivable and a decrease in deferred revenues. Cash flows from investing activities during the 1996 Operating Year were $1,333,128 which resulted primarily from cash collected from limited partnerships in satisfaction of amounts owed the Company. Also during the 1996 Operating Year, the Company acquired $165,212 in property and equipment. Cash flows from financing activities during the 1996 Operating Year included borrowings on new commercial property of $170,000, repayment of $110,155 on a commercial mortgage and dividend distribution of $113,000.


The balance sheet at April 30, 1997 shows a decrease in current assets for the three months from $4,764,832 to $2,014,507 and a corresponding decrease in current liabilities from $4,118,026 to $2,242,063 and a decrease in deferred revenues from $2,350,750 to $2,002,909, all compared with those figures at January 31, 1997. The decrease in current assets and liabilities was primarily attributable to the collection of accounts receivable and reduction in inventories during the first quarter.


The Company acquired a building from Resi Corp., a related company, in April, 1997 which is used as corporate offices in Ottawa, Ontario, Canada for $550,000, including the assumption of mortgages with an unpaid principal balance of $441,320.

COMPANY'S FINANCING REQUIREMENTS

The Company has no current need for any externally generated financing to fund its continued operations or to fund continued internal growth. As the Financial Statements show, the Company's business has been profitable, is self-financing, and does not depend on any institutional debt or commercial lines of credit (except for commercial mortgages on the Company's properties).

ITEM 3.           PROPERTIES

         The Company's principal properties consist of its owned corporate offices in Ottawa, Ontario and its operating farm facilities in Addison, Ontario.


         The Company owns its corporate offices at 240 Argyle Avenue, Ottawa, which offices are encumbered by mortgages with Sun Life Trust Company and a private mortgagee having a total outstanding indebtedness of approximately $440,000 as of January 31, 1997. These facilities house the operations of Edwards Arabians, a wholly-owned subsidiary of 622291, which is a Canadian subsidiary of the Company's subsidiary Egyptian Arabians Inc. The Company's operations with respect to marketing and sales, finance and accounting, as well as its executive offices, are located within this facility.


         The Company's farm operating facilities are located at Addison, Ontario and come under the Blue Moon Farms umbrella of 622291. These facilities cover approximately 220 acres of land, of which 130 acres, including buildings, are owned by the Company and encumbered by a mortgage with the Business Development Bank of Canada having a total outstanding indebtedness of $480,000 as of January 31, 1997, and the remaining 90 acres are adjacent leased farm land.

         The Blue Moon Farms facilities include over 50,000 square feet of building space, covering buildings for vehicles and equipment, the reception center, lodge, meeting facilities for sales staff, brokers, potential investors, agricultural and equine specialists, farm administration offices, farm hospital, quarantine center, breeding center, reproductive and R&D laboratories, R&D barns, main and subsidiary barns with 62 stalls, "in-utero" stalls, foaling stalls, nursery center, training ring, run-in buildings, food storage facilities, exhibition facilities and exercise facilities. The entire complex is protected by high voltage, low amperage electrical fencing. The Blue Moon Farms operations are staffed 24 hours a day with three shifts of trained personnel, and protected from fire hazard by advanced sensor and extinguishing systems.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's Directors and executive officers, and (iii) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.



Name and Address                                 Shares Beneficially Owned
                                                 --------------------------
of Beneficial Owner                           Number                  Percentage (1)
-------------------                       -------------------         --------------
David G. Edwards,                         8,650,000 shares(2)             52.23%
Director, Officer
240 Argyle Avenue,
Ottawa, Ontario K2P 1B9

Patricia L. Edwards,                      None                            -
Director, Officer
240 Argyle Avenue,
Ottawa, Ontario K2P 1B9

Kenneth A. Edwards                        None                            -
Director, Officer
240 Argyle Avenue,
Ottawa, Ontario K2P 1B9

All Directors and executive               8,650,000                       52.23%
officers as a group
(3 persons)

--------------------------------------------------------------------------------

(1) Based on 16,560,519 shares of Common Stock issued and outstanding, which assumes the consummation of the transactions described under "BUSINESS - The Company - Mercristo Developments, Inc."

(2) Includes 8,450,000 shares of Common Stock owned of record by Resi Corp., a Canadian company of which Mr. Edwards is the sole shareholder and Director, and over which Mr. Edwards has voting and investment power.

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS

         Information with respect to the Directors, executive officers and certain other key employees of the Company is set forth below:

Name                                Age              Position
----                                ---              --------
David G. Edwards                    49               President; Chief Executive
                                                     Officer; Chief Financial
                                                     Officer, Vice-President
                                                     (Marketing & Sales);
                                                     Director.

Patricia L. Edwards                 49               Secretary - Treasurer;
                                                     Vice-President
                                                     (Administration); Director.

Kenneth A. Edwards                  50               Vice-President
                                                     (Operations); Director.

Stephane Robillard                  25               Breeding Manager

Tina E. Onstein                     26               Farm Manager


         David G. Edwards, the Company's President, is a 1971 graduate of St. Lawrence College, Cornwall, Ontario, Canada, and received his degree in Business Administration, majoring in Marketing. He has 26 years of experience in the Ottawa area as a financial planner, and, since 1988, as a securities broker licensed by the Ontario Securities Commission. As Chairman, President and CEO and director of the ESI Group of companies ("ESI Group" since 1984), Mr. Edwards provides a full range of non-banking investment services.

         The ESI Group includes ESI Financial Planners Inc., ESI Sheltered Investments Corporation, Edwards Securities Inc., ESI Mortgage Brokers Inc., Argyle Insurance Brokers Inc., ESI Investment Funds Ltd., and until recently the Company's Canadian equine Straight Egyptian Arabian horse subsidiaries: 622291 (including Blue Moon Farms operations), and Edwards Arabians.

         Patricia L. Edwards, the Company's Secretary - Treasurer, is the wife of David G. Edwards. She has had many years of experience in various departments of the Canadian federal and provincial governments such as Transportation, Communications, Finance, Treasury Board, and lastly the Deputy Prime Minister's Office in Ottawa. She is a registered Insurance Broker and President of Argyle Insurance Brokers, one of the companies in the ESI Group. Argyle Insurance concentrates on managing the insurance policies (from Lloyds of London) for several large Canadian equine breeding operations, including the Company's operations, covering multi-million dollar herds of Straight Egyptian Arabian horses. In addition, Argyle Insurance provides insurance for the boating and marine industry throughout Eastern Ontario.

         As Vice President (Administration) for the Company, she is responsible for supervising the strictly controlled Straight Egyptian Arabian horse blood-typing, accurate registration, documentation, liasing with registries in both the United States and Canada, coordinating the presentation of the Company's Straight Egyptian Arabian horses at premier shows across North America, and public and investor relations.

         Kenneth A. Edwards, the brother of David G. Edwards, has had 32 years of extensive experience in all aspects of the Canadian construction business, starting as a licensed electrician, establishing an electrical contracting business, and finally establishing several full service construction companies. In 1989, he joined the ESI Group and managed ESI Developments, completing real estate projects covering commercial office, retail, and industrial projects for local governments.

         As Vice President (Operations), he has been responsible for all construction and property development and management at the Company's Blue Moon Farms facility at Addison, Ontario since its purchase in September 1992. He has been instrumental in constructing one of the world's premier equine breeding and care facility at the Company's Addison location, and continues to oversee all the re-engineering and leading edge improvements in the Company's breeding and care operations.

         Stephane Robillard, the Company's Breeding Manager, has had 8 years of experience in the Straight Egyptian Arabian horse breeding area starting at one of the Company's five Canadian associate farms, where he managed all day to day operations for 50 Straight Egyptian Arabian horses. He was hired as Breeding Manager when the Company's Blue Moon Farms facility opened in 1992. He has successfully completed Straight Egyptian Arabian horse specialized training and education programs at CABREAH International Farms in Texas, Equine Science Program at Colorado State University, Select Breeders Southwest Inc. in Texas, Kemptville College, and private training at the Haines Institute.

         Mr. Robillard is primarily responsible for all aspects of the Company's mission-critical Straight Egyptian Arabian horse breeding operations. He manages a staff of 12, and through the use of leading edge artificial insemination techniques, foaling management and monitoring processes has consistently achieved a conception and delivery rate of over 85% versus the industry average of 65% - 70%. Management believes that this performance leads most farms worldwide and has helped make the Company what management believes is the world's second largest private breeder in the short span of five years.

         Tina E. Onstein, the Company's Farm Manger, has had, since early childhood, significant experience in the equine care business in Europe and Canada. She has won many awards in show competition and trained extensively at facilities in Europe and North America. She is responsible for all farm-management activities at the Company's Blue Moon Farms facility at Addison.

         The Company's Restated Certificate of Incorporation and By-laws provide for limitation of the liability of Directors to the Company and its stockholders, and for indemnification of Directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the Delaware General Corporation Law. See "INDEMNIFICATION OF DIRECTORS AND OFFICERS."

ITEM 6.           EXECUTIVE COMPENSATION

         Management expects that, commencing February 1, 1997 and through the fiscal year ending January 31, 1998, none of the officers or directors of the Company will receive cash and cash equivalent remuneration in excess of $80,000. For the salaries paid by the Company during its three most recent fiscal years ended January 31, 1997, see Summary Compensation Table as follows:


                                            SUMMARY COMPENSATION TABLE

Name                                             Operating       Annual             Long-Term          All Other
& Position                                         Year          Compensation       Compensation       Compensation
----------                                       ---------       ------------       ------------       ------------
David G. Edwards                                 1996            None               None               None
President, Chief Executive Officer               1995            None               None               None
Chief Financial Officer,                         1994            None               None               None
Vice President (Marketing & Sales)
Director

Patricia L. Edwards                              1996            $40,000            None               None
Secretary - Treasurer,                           1995            $40,000            None               None
Vice President (Admin.)                          1994            $40,000            None               None
Director

Kenneth A. Edwards                               1996            $60,000            None               None
Vice President (Operations)                      1995            $60,000            None               None
Director                                         1994            $60,000            None               None

        No employee of the Company has a written employment contract with the Company.

        All of the officers and Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business. So long as the expenses that are incurred in connection with the Company's business are reasonable in amount and accounted for to the satisfaction of the Board of Directors, there is no set limitation on the amount of expenses which may be incurred.

        At the present time, the Company has no retirement, pension, profit sharing, or similar programs for the benefit of its employees. The Company expects to adopt a stock option plan pursuant to which options can be granted to key employees, officers, directors and consultants of the Company. There are currently no issued or outstanding options, warrants or rights granted to any Director or officer or employee of the Company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         As noted under Item 1 "BUSINESS", one of the Company's primary sources of revenue is the sale of Straight Egyptian Arabian horses to various limited partnerships offered by Edwards Securities Inc. ("ESI"), which also acts as General Partner of those limited partnerships. ESI is an Ontario corporation of which David G. Edwards is a Director and President and of which he is indirectly the sole controlling shareholder. As General Partner of the limited partnerships, ESI is entitled to participate in the profits and losses of each partnership. Generally, ESI's participation percentage is 1.5% of assets under administration. In addition, ESI receives from the limited partnerships a 10% marketing commission as compensation in connection with its services as the promoter of the various limited partnerships. Since January 31, 1996, ESI has received an aggregate of approximately $450,000 from the limited partnerships to which the Company has sold horses.


         Since 1990, Mr. Edwards, a securities broker licensed by the Ontario Securities Commission, has, through ESI, developed and delivered, to over 1,000 individual clients, a total of 52 equine-based limited partnerships. Since January 31, 1996, the Company has received an aggregate of approximately $7,300,000 from sales of horses to the limited partnership promoted by ESI. All of the eligible horses owned by each of the 52 equine-based limited partnerships have been subsequently managed, cared for and bred at the Company's Blue Moon Farms facilities. Since January 31, 1996, the Company has earned an aggregate of approximately $4,800,000 from these limited partnerships for the management, care and breeding of horses owned by those partnerships.


         The Company's revenues from the sale of Straight Egyptian Arabian horses to the limited partnerships developed by ESI are supplemented by the subsequent breeding and care of the Straight Egyptian Arabian horses at the Company's Blue Moon Farms facilities. The Company enters into management agreements with each of the limited partnerships pursuant to which the Company, through its Blue Moon Farms operations, oversees the continual management, care and breeding of the horses owned by the limited partnerships. In connection with these management agreements, the Company accepts from each of the limited partnerships in consideration for the management, care and breeding of the horses owned by the limited partnerships, a promissory note. Those notes provide for monthly payments of interest and further provide that the full amount of unpaid principal on the promissory note is due and payable when the horses owned by the limited partnership are sold or when those horses are transferred from the limited partnership to a corporation in connection with a role-up of the limited partnership. Approximately 98% of the Company's revenues from the care and maintenance of the horses boarded at the Company's Blue Moon Farms facilities is generated from services rendered to these limited partnerships.


         Resi Corp. ("Resi"), all of the issued and outstanding shares of Common Stock of which are owned by David G. Edwards, owes approximately $600,000 to 622291 as of January 31, 1997. The amount of this debt represents advances that 622291 made to Resi to underwrite operating cash flow shortfalls of Resi. Resi and 622291 have agreed that the aggregate amount of such advances, including any that may be made in the future, will not exceed $1,000,000 and will bear interest at Canadian prime. There is no set repayment schedule, but all unpaid principal and interest will be due and payable on January 31, 2002. Resi has the ability to prepay at any time without penalty.


         The Company purchases its insurance through Argyle Insurance Brokers ("Argyle"), one of the companies in the ESI Group. Argyle brokers these insurance purchases for the Company and receives its compensation primarily from the insurance companies with which Argyle places the insurance, none of which is affiliated with the Company or Argyle. Each year Argyle receives an aggregate of approximately $60,000 from the insurance companies that have issued insurance for the Company, and the five farms operating under the CABREAH umbrella, including 622291, have paid an aggregate of approximately $20,000 to Argyle over the same period. Management believes that the terms and conditions of these insurance purchases are no less favorable to the Company than would have been obtained from unaffiliated third parties.


         Other than as reported in this Item 7, there are no transactions or series of transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded $80,000 and in which any of the following persons had or will have a direct or indirect material interest: Directors, officers, employees, owners of 5% or more of the Company's outstanding securities, promoters, family members.

         There is no indebtedness owed by any of the Company's officers, Directors, or employees to the Company.

ITEM 8.           LEGAL PROCEEDINGS

         Neither the Company, nor any of its direct and indirect subsidiaries, is a party to any material pending legal proceedings, nor is any of them a party to any routine litigation incidental to the business.

ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON THE
                  REGISTRANT'S COMMON EQUITY AND RELATED
                  STOCKHOLDER MATTERS

         MARKET INFORMATION
         ------------------

         As of date hereof, there is no established public trading market for the Company's Common Stock, the only class of equity securities that the Company has authorized and issued and outstanding. The Company anticipates that its securities will be traded on the NASDAQ Bulletin Board.

         HOLDERS
         -------

         There are approximately 343 stockholders of record of the Common Stock of the Company as of April 15, 1997 per the records of the Company's transfer agent, Olde Monmouth Stock Transfer Company of Atlantic Highlands, New Jersey.

         DIVIDENDS
         ---------

         The Company has not declared or paid dividends on its Common Stock during the existence of the Company and its direct and indirect subsidiaries or predecessor companies.

         The Company intends to declare and pay dividends in the future, subject to the Company achieving certain net income levels as established by the Company's Board of Directors. The actual dividend policy applied at the discretion of the Board of Directors will depend on a number of factors including future earnings, working capital requirements, and the cashflow of the Company.

         OUTSTANDING STOCK
         -----------------

         Giving effect to the Agreement and Plan of Reorganization, the Company currently has outstanding 16,560,519 shares of Common Stock of which:

         (1) 8,450,000 shares were issued in connection with the Agreement and Plan of Reorganization pursuant to which Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company. The holders of these shares will be entitled to resell them only pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or an applicable exemption from registration thereunder such as an exemption provided by Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell in any three-month period such number of shares as does not exceed the greater of one percent of the then-outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliated owners are aggregated for purposes of determining compliance with these one- and three-year holding period requirements. In addition, the Securities and Exchange Commission has proposed changes to Rule 144 with respect to the volume limitations of Rule 144.

         (2) 204,719 shares of Common Stock are freely transferable and may be resold without further registration under the Securities Act, as such shares were issued in compliance with Rule 504 promulgated under Securities Act and are not "restricted" securities.

         (3) 4,240,000 shares of Common Stock were previously issued to non-U.S. residents in a transaction exempt from the registration requirements of the Securities Act in reliance on Regulation S. The holders of these shares will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder such as that provided by Rule 144. As these shares were issued in January of 1996, holders of these shares will be entitled to sell them in compliance with Rule 144 once the Company has been subject to the reporting requirements of the Exchange Act for a period of 90 days.

         (4) 3,665,800 shares of Common Stock previously issued are subject to the provisions of Rule 701. Under Rule 701 of the Securities Act, certain persons who are issued shares of Common Stock pursuant to employee benefit plans or consulting or advisory contracts relating to compensation prior to the Company's registration of its Common Stock are entitled to sell such shares 90 days after the effective date of that registration in reliance on Rule 144, without compliance with the public information, volume limitation or notice provisions of Rule 144.

         The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the Company's Common Stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities.

         Although the Company is unable to predict when or to what extent any such securities will be sold or otherwise, the public sale of large blocks of the Company's Common Stock could have a significant effect upon the market price of the Common Stock and upon the Company's ability to sell additional securities publicly.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

         Since January 4, 1996, the date of its incorporation, the Company has sold the following securities which were not registered under the Securities
Act:

         On or about January 4, 1996, as part of the initial capitalization of the Company, 204,719 shares of Common Stock were issued in consideration of the organization expenses of forming the Company, which organization expenses had a value of $4,090. This number of shares reflects the reverse split effective January 26,1996.

         On or about January 26, 1996, 4,240,000 shares of the Company's Common Stock were sold for cash at their par value $0.001 per share, an aggregate of $4,240, to non-U.S. residents in a transaction exempt from the registration requirements of the Securities Act in accordance with Rule 904 of Regulation S promulgated under the Securities Act.

         On or about June 21, 1996, the Company issued an aggregate of 3,665,800 shares of Common Stock to six consultants and an accountant for services valued at an aggregate of $987,687.

         Effective January 31, 1997, the Company issued 8,450,000 shares to Resi Corp. as the consideration for the transaction pursuant to which Egyptian Arabians Inc. will become a wholly-owned subsidiary of the Company.

         The issuances of the securities described above were made in reliance on exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act, or by Rules 504, 904 and 701 or by Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act.

ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED

GENERAL.

         The Company's authorized capitalization is 100,000,000 shares of Common Stock, $.001 par value per share, of which 16,560,519 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends when and if declared by the Board of Directors of the Company, and to share ratably in the assets of the Company legally available for distribution to stockholders in the event of liquidation or dissolution of the Company.

         The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges, nor does it have cumulative voting rights, which mean that the holders of more than one-half of the shares voting for the election of Directors can elect all of the Directors. All of the outstanding shares are fully paid and not liable for further call or assessment. There are no outstanding warrants or options for the purchase of any shares of the Company's Common Stock.

         Olde Monmouth Stock Transfer Company, Inc. at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716 is the Registrar and Transfer Agent for the Company's Common Stock.

         Certain provisions of the Delaware General Corporation Law ("Delaware Law") and of the Company's Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price of shares held by stockholders.

         DELAWARE ANTI-TAKEOVER LAW. The Company, as a Delaware corporation, is subject to the provisions of Delaware Law, including Section 203. In general,
Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, the Company to date has not made this election.

         SPECIAL MEETINGS OF STOCKHOLDERS. The Company's By-laws provide that special meetings of stockholders may be called only by the President, by request of a majority of the Board of Directors, or by the Secretary upon the written request of the holders of not less than 25% of the shares of stock outstanding and entitled to vote at the meeting. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws as amended (the "By-laws") provide for limitation of the liability of the Directors to the Company and its stockholders and for indemnification of Directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the Delaware General Corporation Law ("Delaware Law").

         The Certificate of Incorporation provides that the Directors are not liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) for dividend payments or stock repurchases in violation of Delaware Law; (iv) for any transaction from which the Director derived any improper personal benefit.

         The By-laws include provisions by which the Company will indemnify its officers and Directors and other persons against expenses, judgments, fines and amounts paid in settlement with respect to threatened, pending or completed suits or proceedings against such persons by reason of serving or having served the Company as officers, Directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of the Company. With respect to matters to which the Company's officers, Directors, employees, agents or other representatives are determined to be liable for misconduct or negligence in the performance of their duties, the Bylaws provide for indemnification only to the extent that the Company determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

================================================================================

                         MERCRISTO DEVELOPMENTS, INC.
                           (A DELAWARE CORPORATION)
                           OTTAWA, ONTARIO - CANADA

                                --------------


                               TABLE OF CONTENTS


Independent Auditors' Report.............................................................................  F-1

Consolidated Balance Sheets at January 31, 1997,

 1996 and April 30, 1997.................................................................................  F-2

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
 January 31, 1997, 1996 and 1995 and for the Three Months Ended

 April 30, 1997..........................................................................................  F-3

Consolidated Statements of Operations for the Years Ended
 January 31, 1997, 1996 and 1995 and for the

 Three Months Ended April 30, 1997 and 1996.............................................................   F-4

Consolidated Statements of Cash Flows for the Years
 Ended January 31, 1997, 1996 and 1995 and for the

 Three Months Ended  April 30, 1997 and 1996............................................................   F-6

Notes to the Consolidated Financial Statements..........................................................   F-8

================================================================================

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholders
Mercristo Developments, Inc.
(A Delaware Corporation)
Ottawa, Ontario - Canada


         We have audited the accompanying consolidated balance sheets of Mercristo Developments, Inc. and its subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mercristo Developments, Inc. and its subsidiaries as of January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.


Rotenberg & Company, LLP
Rochester, New York
April 11, 1997

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

                       CONSOLIDATED BALANCE SHEETS AS OF
                 JANUARY 31, 1997 AND 1996 AND APRIL 30, 1997
                 (all expressed in terms of Canadian dollars)


                                                 ASSETS
                                                                                                                    Consolidated
                                                                                                                  April 30, 1997
                                                             1997                           1996                    (unaudited)
                                                    -----------------------        -----------------------    ----------------------
Current Assets
   Cash and Cash Equivalents                                $      53,162                  $     241,117            $       101,458
   Accounts Receivable                                          3,768,851                      1,583,839                  1,004,364
   Inventories                                                    925,246                        638,000                    530,246
   Prepaid Expenses                                                17,573                          6,000                    378,439
   Net Current Assets of Discontinued
    Operations                                                        ---                      1,082,920                        ---
                                                    -----------------------        -----------------------    ----------------------
       Total Current Assets                                  $  4,764,832                    $ 3,551,876             $    2,014,507

Due from Partnership                                            2,000,910                      3,724,522                  2,049,828
Due from Related Companies                                        848,444                            ---                    806,169
Property and Equipment - Net of
 Accumulated Depreciation                                       1,355,336                      1,247,938                  1,952,221
Net Property and Equipment of
 Discontinued Operations                                              ---                      1,384,747                        ---
                                                    -----------------------        -----------------------    ----------------------

       Total Assets                                          $  8,969,522                   $  9,909,083             $    6,822,725
       ------------                                 =======================        =======================    ======================


                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
-------------------
   Accounts Payable and Accrued
    Expenses                                                 $  4,067,926                   $  3,247,867            $   2,164,439
   Income Taxes Payable                                               ---                         15,883                      ---
   Current Portion of Long Term Debt                               50,100                         33,360                   77,624
   Net Current Liabilities of
    Discontinued Operations                                           ---                        225,149                      ---
                                                    -----------------------        -----------------------        ------------------
       Total Current Liabilities                             $  4,118,026                   $  3,522,259            $   2,242,063

Deferred Revenue                                                2,350,750                      3,468,209                2,002,909
Long Term Debt                                                    430,025                        386,920                  829,114
Deferred Income Taxes                                             831,000                        321,000                  702,167
Net Long Term Liabilities of
 Discontinued Operations                                              ---                      1,548,808                      ---
                                                    -----------------------        -----------------------        ------------------
       Total Liabilities                                     $  7,729,801                   $  9,247,196            $   5,776,253
       -----------------                            -----------------------        -----------------------        ------------------

Stockholders' Equity
--------------------
   Common Stock:
       $.001 Par; 20,000,000 Shares
       Authorized, 16,560,519 Shares
       Issued and Outstanding                               $      16,560                   $      8,654            $     16,560
   Additional Paid Capital                                        987,907                          3,886                 987,907
   Retained Earnings                                              235,254                        649,347                  42,005
                                                    -----------------------        -----------------------        ------------------
       Total Stockholders' Equity                            $  1,239,721                  $     661,887            $   1,046,472
       --------------------------                   -----------------------        -----------------------        ------------------

       Total Liabilities and
        Stockholders' Equity                                  $ 8,969,522                   $  9,909,083            $   6,822,725
       -----------------------                      =======================        =======================        ==================


   The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                          Ottawa, Ontario --- Canada

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
                        AND FOR THE THREE MONTHS ENDED
                       APRIL 30, 1997 (all expressed in
                          terms of Canadian dollars)


                                                    Common
                                                      Stock       Additional                           Total
                                       Capital      $.001 Par      Paid--in        Retained         Stockholders'
                          Shares         Stock        Value        Capital         Earnings            Equity
                        -----------    ----------  -----------    -----------    ------------     ----------------------
Balance -
  February 1, 1994              ---         $2,941       $---           $---        $(198,563)       $(195,622)
Recapitalization          8,450,000        (2,941)      8,450            ---           (5,509)             ---
                         ----------    -----------    -------      ---------     ------------     -------------
Adjusted Balance ---
  February 1, 1994        8,450,000          $---       $8,450          $---        $(204,072)       $(195,622)

Net Income                      ---           ---          ---           ---          567,782          567,782

Dividends                       ---           ---          ---           ---          (15,900)         (15,900)
                         ----------    -----------    -------      ---------     ------------     -------------
Balance -
  January 31, 1995        8,450,000          $---       $8,450          $---         $347,810         $356,260

Issuance of Shares:
  Initial Capitalization  4,090,448           ---        4,090           ---              ---            4,090

  20 for 1 Reverse Split (3,885,925)          ---       (3,886)        3,886              ---              ---

  Adjustment for
     Fractional
   Shares                       196           ---          ---           ---              ---              ---

  Net Income                    ---           ---          ---           ---          315,537          315,537
  Dividends                     ---           ---          ---           ---          (14,000)         (14,000)
                         ----------    -----------    -------      ---------     ------------     -------------

Balance -
  January 31, 1996        8,654,719          $---       $8,654        $3,886         $649,347         $661,887

Issuance of Shares:
   Acquisition of
   ComputerLink Online
    Inc.
   and Tucows Ltd.        7,000,000            ---       7,000           ---             ---             7,000

   Recision of Computer-
    Link
   Online Inc. and
     Tucows Ltd.         (7,000,000)           ---      (7,000)          ---             ---            (7,000)

   Private Placement
     --- Reg S            4,240,000            ---       4,240           ---             ---             4,240

   Compensation - Rule
     701                  3,665,800            ---       3,666       984,021             ---           987,687

Net Loss                        ---            ---         ---           ---         (85,054)          (85,054)

Dividends                       ---            ---         ---           ---        (113,000)         (113,000)

Spin Off                        ---            ---         ---           ---        (216,039)         (216,039)
                       ------------    -----------    -------      ---------     ------------     -------------
BALANCE -
  JANUARY 31, 1997      $16,560,519            ---     $16,560      $987,907       $235,254         $1,239,721
                       ------------    -----------    -------      ---------     ------------     -------------
Net Loss                       ---             ---        $---           ---       (193,249)          (193,249)
                        -----------    -----------    -------      ---------     ------------     -------------
BALANCE -
  APRIL 30, 1997       $16,560,519            $---     $16,560      $987,907        $42,005         $1,046,472
                       ============    ===========    ========     =========     ============     =============

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

                 CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
            YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND FOR THE
                         THREE MONTHS ENDED APRIL 30,
                        1997 AND 1996 (all expressed in
                          terms of Canadian dollars)


                                                                                            Three Months Ended
                                                                                        April 30,          April 30,
                                        1997              1996           1995                 1997           1996
                                      ------------    ------------   ------------       -----------      -----------
                                                                                                  (unaudited)
Revenues
--------
   Farm
       Limited Partnerships            $ 2,435,538      $1,824,125     $1,606,585       $   520,982          475,528
       Other                                49,680          42,942         41,195            11,719          106,025
   Horses
       Limited Partnerships              4,351,035       2,820,419      1,821,005           128,250          867,681
       Other                             5,339,465       4,008,681      2,413,890           156,750        1,104,319
   Interest                                302,524         354,696        437,110            37,803           77,516
   Other                                     5,882           2,561          7,803               875           10,442
                                      ------------    ------------   ------------       -----------      -----------
       Total Revenues                  $12,484,124      $9,053,424     $6,327,588       $   856,379       $2,641,511
                                      ------------    ------------   ------------       -----------      -----------
Costs and Expenses
------------------
   Farm                                $ 1,117,619      $1,148,804        973,666       $   282,968          271,461
   Horses                                9,459,150       7,000,000      4,194,050           560,000        2,180,000
   Marketing and Sales                      71,918         114,219         18,656            47,561           37,565
   General and
   Administrative                          456,232         407,778        368,131           254,497          204,660
   Depreciation and
   Amortization                             57,814          55,308         46,063            16,720           14,454
   Interest Expense                         54,260          65,842         73,771            16,715            6,469
   Consulting Fees -
    Internet                               987,687             ---            ---               ---              ---
                                      ------------    ------------   ------------       -----------      -----------
       Costs and Expenses               12,204,680      $8,791,951     $5,674,337        $1,178,461       $2,714,609
                                      ------------    ------------   ------------       -----------      -----------
Income (Loss) Before
Provision for
 Taxes                                   $ 279,444    $   261,473    $   653,251         $ (322,082)      $  (73,098)

Provision for Taxes                        510,000         88,883        243,000           (128,833)         (29,239)
                                      ------------    ------------   ------------       -----------      -----------
Income (Loss) from
Continuing Operations                     (230,556)    $  172,590     $  410,251         $ (193,249)      $  (43,859)

Income from Discontinued
Operations (Net of Income
Taxes)                                     145,502        142,947        157,531                ---           30,600
                                      ------------    ------------   ------------       -----------      -----------
Net Income (Loss)                       $ (85,054)      $ 315,537      $ 567,782         $ (193,249)       $ (13,259)
                                      ------------    ------------   ------------       -----------      -----------

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

                 CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
            YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND FOR THE
                         THREE MONTHS ENDED APRIL 30,
                        1997 AND 1996 (all expressed in
                          terms of Canadian dollars)


                                                                                              Three Months Ended
                                                                                           April, 30         April 30,
                                         1997               1996            1995             1997               1996
                                       -----------        ----------      -----------      ----------       ---------
Income (Loss) per
   Common Share:
   Continuing Operations                    $(.01)              $.02             $.05           $(.01)          $(.01)
   Discontinued Operations                    ---                .02              .02             ---             ---
                                       -----------        ----------      -----------      ----------       ---------
   Total                                    $(.01)              $.04             $.07           $(.01)          $(.01)
                                       ==========         ==========       ==========      ==========       =========

Weighted Average Number
   of Common Shares
   Outstanding                         16,560,519          8,654,719        8,450,000      16,560,519       8,654,719

       The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

                 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
                  YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
                        AND FOR THE THREE MONTHS ENDED
                            APRIL 30, 1997 AND 1996
                 (all expressed in terms of Canadian dollars)

                                                                                                       Three Months Ended
                                                                                                 April 30,              April 30,
                                               1997                1996                   1995          1997             1996
                                           -----------         ------------         -------------     ------------   -------------
                                                                                                             (unaudited)
Operating Activities
---------------------
   Net Income (Loss)                      $   (85,054)           $ 315,537             $ 567,782      $ (193,249)      $ (13,259)
   Non-Cash Adjustments:
     Depreciation/Amortization                 57,814               55,308                46,063          16,720          14,454
     Deferred Revenue                      (1,117,459)            (649,444)              (98,334)       (347,841)       (461,982)
     Deferred Income Taxes                    510,000               73,000               243,000        (128,833)         23,648
     Stock Issued for Compensation
       for Services                           987,687                  ---                  ---
     Other                                      4,240                4,090                  ---
   Changes:
     Accounts Receivable                   (1,796,019)             722,932           (1,505,999)       2,764,487       1,065,141
     Inventory                               (287,246)              12,000             (383,300)         395,000      (1,045,000)
     Prepaid Expenses                          (3,000)              (3,000)              (3,000)        (360,866)       (220,500)
     Accounts Payable                         431,066             (348,931)             919,751       (1,903,487)       (695,952)
     Income Taxes Payable                     (24,456)             (16,544)             (12,253)             ---          (8,152)
     Discontinued Operations - Non-
      Cash Adjustments and Working
      Capital Changes                        (349,809)             (17,350)             (32,745)                         400,482
                                          -----------            ---------            ---------        ----------     ----------
       Net Cash Flows from
       Operating Activities               $(1,672,236)           $ 147,598           $ (259,035)      $   241,931      $(941,120)
                                          -----------            ---------            ---------        ----------     ----------
Investing Activities
--------------------
   Acquisition of Fixed Assets            $  (165,212)          $ (415,458)            (210,827)      $  (613,605)   $   (33,234)
   Due from Partnership                     1,723,612              584,914              379,210           (48,918)     1,039,962
   Due to/from Related Companies                  ---                  ---                  ---            42,275            ---
   Investing Activities of
     Discontinued Operations                   (2,155)                 235                 (673)
                                          -----------            ---------            ---------        ----------     ----------
       Net Cash Flows from
       Investing Activities                $1,556,245            $ 169,691            $ 167,710       $  (620,248)    $1,006,728
                                          -----------            ---------            ---------        ----------     ----------
Financing Activities
--------------------
   Dividends                              $  (113,000)          $  (14,000)        $    (15,900)      $       ---    $   (24,000)
   Increase in Long-Term Debt                 170,000              (33,360)             233,640           426,613            ---
   Decrease in Long-Term Debt                (110,155)                 ---                  ---               ---         (8,340)
   Financing Activities of
     Discontinued Operations                  (18,809)            (176,700)             (26,700)
                                          -----------            ---------            ---------        ----------     ----------
       Net Cash Flows from
       Financing Activities               $   (71,964)          $ (224,060)         $   191,040       $   426,613    $   (32,340)
                                          -----------            ---------            ---------        ----------     ----------
Increase (Decrease) in Cash and
Cash Equivalents                          $  (187,955)         $    93,229          $    99,715      $     48,296    $    33,268
Cash and Cash Equivalents -
Beginning of Year                             241,117              147,888               48,173            53,162        241,117
                                          -----------            ---------            ---------        ----------     ----------
Cash and Cash Equivalents - End of
Year                                      $    53,162          $   241,117           $  147,888       $   101,458     $  274,385
                                          ============         ===========           ===========      ===========     ==========
                                                                                                                       - continued -

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

               CONSOLIDATED STATEMENTS OF CASH FLOW - CONTINUED


Schedule of Non-Cash Investing and Financing Activities


                                                    Year Ended
                                                 January 31, 1997
                                              ----------------------

Spin Off to Shareholder:
-----------------------
   Cash and Cash Equivalents                          $   134,215
   Accounts Receivable                                     54,854
   Loans Receivable                                     1,142,962
   Other Current Assets                                    21,518
   Property and Equipment                               1,321,333
   Accounts Payable                                      (63,960)
   Other Current Liabilities                             (16,440)
   Long Term Debt                                     (1,529,999)
                                              ----------------------

       Total                                          $ 1,064,483
Due from Related Companies                              (848,444)
                                              ----------------------

       Net Distribution                              $    216,039
                                              ======================


       The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                         MERCRISTO DEVELOPMENTS, INC.
                           (A Delaware Corporation)
                           Ottawa, Ontario - Canada

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (all expressed in terms of Canadian dollars)

Note A - Summary of Transaction
-------------------------------
              The consolidated financial statements for all periods presented reflect the Plan of Reorganization, which was effected as of January 31, 1997, pursuant to which Egyptian Arabians Inc. (including directly and indirectly its wholly-owned subsidiaries 622291 Ontario Ltd. and Edwards Arabians Inc.) became a wholly-owned subsidiary of the Company. The business combination is accounted for as a recapitalization.

             Factors that affect the comparability of financial data from year to year and for comparable interim periods include timing of the foaling season, demand for investment limited partnerships, unusual horse mortality and illness rates and non-recurring marketing expenses.

             All references to the "Company" herein include Mercristo Developments, Inc., Egyptian Arabians Inc., and its direct and indirect, wholly-owned subsidiaries 622291 Ontario Ltd. and Edwards Arabians Inc., individually or collectively.

Note B - Nature of Operations and Summary of Significant Accounting Policies
----------------------------------------------------------------------------

           Mercristo Developments, Inc.
           ----------------------------
             The Company was formed on January 4, 1996 as MAC Systems Inc. under the laws of the State of Delaware and began investigating the potential acquisition of another company doing business in the Internet service business. In February 1996, the Company acquired in exchange for 6,000,000 shares of its common stock, ComputerLink Online Inc., a private Canadian corporation providing Internet access, software, and World Wide Web services. In March 1996, the Company changed its name to Internet @ iDirect.com Inc.. In June 1996, the Company acquired in exchange for 1,000,000 shares of its common stock Tucows Ltd., a provider of World Wide Web services. The acquisitions were rescinded on January 15, 1997. As a result of the rescission of these transactions, the Company had no operations and no operating assets as of January 31, 1997. The Company changed its name to Mercristo Developments, Inc. on February 10, 1997. In April 1997, the Company increased its authorized shares of Common Stock from 20,000,000 shares to 100,000,000 shares.

           622291 Ontario Ltd.
           -------------------

             622291 Ontario Ltd. is a private Canadian corporation with diversified financial investment and operational interests located in Ottawa, Ontario, Canada. Effective January 31, 1997, a reorganization was effected pursuant to which all operations of 622291 other than the Blue Moon Farms breeding and care operations and its wholly-owned subsidiary, Edwards Arabians Inc., were spun off from 622291 and 622291 became a wholly-owned subsidiary for a newly formed Canadian corporation named Egyptians Arabians Inc. Egyptian Arabians Inc. is a holding company with no assets or operations. Simultaneous with that transaction, Egyptian Arabians Inc. (including directly and indirectly its wholly-owned subsidiaries, 622291 and Edwards Arabians) became a wholly-owned subsidiary of the Company. That transaction has been accounted for as a recapitalization, resulting in the historical operations of 622291 being treated as the historical operations of the Company. The reorganized company is primarily involved in the breeding and care of Straight Egyptian Arabian horses. Accordingly, the accompanying historical financial statements of 622291 Ontario Ltd. have been restated to reflect the financial position, results of operations and cash flows for all years presented as if the reorganization had occurred at the beginning of the earliest period presented. The spun off operations have been reflected as discontinued operations in the consolidated financial statements. All significant intercompany transactions have been eliminated.

           Segment Data, Geographic Information and Significant Customers
           --------------------------------------------------------------
             The Company operates in one industry segment and generates revenues primarily in Canada. For all years presented, approximately 50% of the sales of horses are to investment partnerships and 50% to other breeders and individuals. Approximately 98% of the revenues from care and breeding of horses are from investment partnerships and 2% from individuals. The Company has been purchasing and selling the majority of its horses from and to a non-related horse farm. However, the economic dependence on the use of this horse farm has been lessening since the Company has begun purchasing and selling horses to other non-related horse farms.

           Use of Estimates
           ----------------
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Concentrations of Credit Risk
           -----------------------------
             Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits and accounts receivable. Cash is placed primarily in high quality short-term interest bearing financial instruments. The company performs ongoing credit evaluations of its customers' financial condition and the accounts receivable are secured by the horses.

           Cash and Cash Equivalents
           -------------------------
             Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less.

           Receivables
           -----------
             Receivables from horse sales and breeding and care services are based on contracted prices. The Company performs ongoing credit evaluation of its customers' financial condition and evaluates the collectibility of all receivables maintained. Amounts considered uncollectible are written off when such determination is made and an allowance for accounts doubtful of collection is maintained based upon the expected collectibility. The Company measures its estimates of impaired loans in accordance with the provisions of Statement of Financial Accounting Standards No. 118 - Accounting by Creditors for Impairment of a Loan - Income, Recognition and Disclosures. Interest income on impaired loans is recognized only when payment is received. The Company had no impaired loans.

           Inventories
           -----------
             Horse inventories are stated at the lower of cost (specific identification) or market. Costs of raised horses include proportionate costs of breeding plus the costs of maintenance to maturity. Purchased horses are carried at purchase cost plus costs of maintenance to maturity.

           Property, Equipment and Depreciation
           ------------------------------------
             Property and equipment are stated at cost, less accumulated depreciation computed on the declining balance method over the estimated useful lives as follows:

                   Buildings                         25 Years
                   Machinery and Equipment           5 Years
                   Automobiles and Trucks            3 - 5 Years
                   Furniture and Fixtures            5 Years

             Renewals and improvements are charged to property accounts. Costs of maintenance and repairs that do not improve or extend asset lives are charged to expense. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

           Long-Lived Assets
           -----------------
             Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition in determining its fair value. When required, impairment losses on assets to be held and used are recognized based on the difference between the fair value and the carrying amount of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.


           Revenue Recognition
           -------------------
             The Company recognizes revenues from the sale of horses to investment partnerships, other breeders, and individuals at the time of delivery. The vast majority of the sales of horses are made for cash under normal credit terms. Revenues from board and care, breeding, and management of horses are recognized as the services are rendered. Board and care and management fees are generally paid in advance. Many of the investment partnerships pay for these services through the use of installment obligations with the Company. Interest rates ranging from 8.5% to 10.5% are charged to the partnerships. The Company evaluates the holdings of a given investment partnership, focusing on the number of horses and the mix of colts to fillies, in order to support and maintain the investment value of those partnerships. The Company will often take fillies or mares from its existing inventory and exchange them for colts owned by the various investment partnerships. Fillies and mares are much more valuable than colts, and the cost differential (cost approximates market value) between the fillies and mares surrendered by the Company and the colts received in exchange is expensed as part of the cost of horses sold.

           Deferred Revenues
           -----------------
             Deferred revenues represent amounts received in advance from investment partnerships for horse care services such as boarding, feeding and breeding to be rendered over several years (generally one to three years depending on the partnership). The deferred revenues are recognized as earned and included in income as the services are rendered.

           Income Taxes
           ------------
             The Company accounts for income taxes using the asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry-forwards. Deferred income tax expense represents the change in net deferred asset and liability balances.



           Interim Results (Unaudited)
           ---------------------------
             The accompanying consolidated balance sheet as of April 30, 1997 and the related consolidated statements of changes in stockholders' equity, operations and cash flows for the three months ended April 30, 1997 and 1996 are unaudited. In the opinion of management, these financial statements have been prepared on the same basis as the annual audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods.

Note C - Discontinued Operations
--------------------------------
             Effective January 31, 1991, pursuant to the terms and conditions of an Agreement and Plan of Reorganization, the operations of 622291 Ontario Ltd. other than the Blue Moons Farm horse breeding and core operations were spun off from the Company. The spun off operations included Edwards Securities Inc., Argyle Insurance Brokers Inc., and 938918 Ontario Ltd. and are reflected as discontinued operations in the Company's consolidated financial statements.

             A summary of discontinued operations for the years ended January 31, 1997, 1996 and 1995 is as follows:

                                                                                    Year Ended January 31,
                                                                 1997                        1996                        1995
                                                         --------------------        --------------------        ------------------
                 Total Revenues                                 $ 1,223,678                  $  905,623                   $  940,933


                 Operating Expenses                               1,075,381                     720,580                      743,850

                                                         --------------------        --------------------        ------------------

                 Income Before Income Taxes                    $    148,297                  $  185,043                   $  197,083


                 Provision for Income Taxes                           2,795                      42,096                       39,552

                                                         --------------------        --------------------        ------------------

                 Net Income from Discontinued

                 Operations                                    $    145,502                  $  142,947                   $  157,531

                                                         ====================        ====================        ==================


Note D - Accounts Receivable

             Accounts receivable consisted of the following at January 31, 1997 and 1996:

                                                                                   1997                         1996
                                                                          ----------------------       ----------------------
                          Due from Investors                                        $1,180,014                   $1,137,815
                          Partnerships                                               2,360,354                    4,170,546
                          Horses                                                     1,840,400                          ---
                          Breeding                                                     388,993                          ---
                                                                          ----------------------       ----------------------
                               Total Accounts Receivable                            $5,769,761                   $5,308,361

                          Less: Amounts - Due Within One Year                        3,768,851                    1,583,839
                          ----
                                                                          ----------------------       ----------------------
                          Amounts - Due After One Year                              $2,000,910                   $3,724,522
                                                                          ======================       ======================


             The amounts due from the investment partnerships represent secondary financing supplied by Edwards Arabians Inc. to allow the partnerships to prepay board and care for those horses in exchange for an installment obligation. Deferred revenues are amortized monthly as the services are rendered over a period of one to three years depending on the partnership but are repaid with proceeds from the sale of offspring. The loans are collateralized by the horses purchased by the partnerships. Interest rates ranging from 8.5% to 10.5% are charged to the partnerships. There are no fixed terms of repayment. The amounts owed by the partnerships will be repaid as the investment partnerships sell horses and will be fully collected by the date all of their horses have been sold and the assets of the partnerships are rolled over into corporations. The anticipated wind-up dates vary between partnerships but are generally one to three years.



Note E - Due From Related Companies and Related Party Transactions
------------------------------------------------------------------
             The amounts due from related companies are non-interest bearing advances due from Resi, Corp. and represent advances that 622291 made to Resi to underwrite operating cash flow shortfalls of Resi. These amounts bear interest at Canadian prime and, although there is no set repayment schedule, all unpaid principal and interest will be due and payable on January 31, 2002.

             The Company's primary source of revenue is the sale of Straight Egyptian Arabian horses to various limited partnerships offered by Edwards Securities Inc. which acts as general partner of those limited partnerships. Edwards Securities Inc. is owned by Resi Corp., which is 100% owned by David G. Edwards, the Company's President and Chief Executive Officer. Resi Corp., together with David G. Edwards, owns 52% of the Company's issued and outstanding shares of Common Stock.

             The Company purchases its insurance through Argyle Insurance Brokers ("Argyle"), one of the companies owned by Resi Corp. Insurance premiums paid by the Company to the insurance companies represented by Argyle were $110,000, $65,000 and $72,000 for the years ended January 31, 1997, 1996 and 1995, respectively. Argyle received commissions on the sale of commercial insurance from the unrelated insurance companies.

Note F - Property and Equipment

             Property and equipment consisted of the following at January 31, 1997 and 1996:

                                                                                        1997                         1996
                                                                            ----------------------       ----------------------
                       Farmland and Buildings                                         $1,470,944                   $1,314,508
                       Machinery and Equipment                                            83,696                       71,044
                       Automobiles and Trucks                                              3,874                        7,750
                       Furniture and Fixtures                                              7,785                        7,785
                                                                            ----------------------       ----------------------
                           Total Property and Equipment                               $1,566,299                   $1,401,087

                       Less: Amounts - Accumulated Depreciation                          210,963                      153,149
                       ----
                                                                            ----------------------       ----------------------
                           Net Property and Equipment                                 $1,355,336                   $1,247,938
                                                                            ======================       ======================

             Depreciation expense for the years ended January 31, 1997, 1996 and 1995 was $57,814, $55,308 and $46,063 respectively.

Note G - Accounts Payable and Accrued Expenses
----------------------------------------------

           Accounts payable and accrued expenses consisted of the following at January 31, 1997 and 1996:

                                                                                             1997                       1996
                                                                                      -------------------        ------------------
                       Horses                                                                $4,011,686                $3,085,993
                       Other                                                                     56,240                   161,874
                                                                                      -------------------        ------------------
                           Total Accounts Payable and Accrued Expenses                       $4,067,926                $3,247,867
                                                                                      ===================        ==================

Note H - Long Term Debt
           Long term debt consisted of the following at January 31, 1997 and 1996:

                                                                                            1997                      1996
                                                                                            ----                      ----
                 Mortgage payable on farmland and buildings bearing interest at
                 0.70% above the Canadian FBDB's floating base rate (7.45% at
                 January 31, 1997), with monthly principal payments of $4,175
                 plus interest, expiring in 2006.                                            $480,125                   $350,280

                 Second mortgage payable on farmland and buildings bearing interest at 17.15% with monthly interest

                 payments only.                                                                   ---                     70,000
                                                                                            ---------                   --------

                     Total                                                                    480,125                    420,280

                 Less: Current Portion                                                         50,100                     33,360
                 ----                                                                         -------                    -------

                     Long Term Portion                                                       $430,025                   $386,920
                                                                                             ========                   ========

             As of January 31, 1997, the aggregate maturities of long term debt are as follows:

                         1998                                                  $      50,100
                         1999                                                         50,100
                         2000                                                         50,100
                         2001                                                         50,100
                         2002                                                         50,100
                         Thereafter                                                  229,625
                                                                               -------------

                              Total                                             $    480,125
                                                                                ============


Note I - Income Taxes

             The provision for income taxes from continuing operations for the years ended January 31, 1997, 1996 and 1995 were as follows:

                                                                    1997                       1996                       1995
                                                             -------------------        ------------------        ----------------
                      Current income taxes payable                 $       ---                 $     ---                 $       ---

                      Federal                                              ---                       ---                         ---

                      State                                                ---                       ---                         ---

                      Canadian                                             ---                    15,883                         ---

                                                             -------------------        ------------------        -----------------

                          Total Current Provision                  $       ---                   $15,883                 $       ---


                      Deferred provision

                      Canadian                                         510,000                    73,000                     243,000

                                                             -------------------        ------------------        -----------------


                          Total Provision                             $510,000                   $88,883                    $243,000

                                                             ===================        ==================        =================



      The provision for deferred income taxes from continuing operations for the years ended January 31, 1997, 1996 and 1995 were as follows:


                                                                    1997                       1996                       1995
                                                             -------------------        ------------------        -----------------
                      Revenue Recognition Methods                     $257,853                  $151,091                  $(252,160)

                      Inventory Items                                  109,154                   (2,399)                     145,654

                      Payable and Accrued Items                        163,804                  (69,786)                     349,506

                      Other                                           (20,811)                   (5,906)                         ---

                                                             -------------------        ------------------        ------------------


                          Total Deferred Provision                    $510,000                   $73,000                    $243,000

                                                             ===================        ==================        ==================


            The provisions for income taxes from continuing operations differ from those computed using statutory tax rates as follows:

                                                                    1997                       1996                       1995
                                                             -------------------        ------------------        -----------------
                      Statutory Tax Rate                                 44.6%                     44.6%                       44.6%

                      Nondeductible Consulting Fees                     142.4%                       ---                         ---

                      Effect of Tax Brackets                            (4.7%)                   (11.2%)                      (7.7%)

                      Nondeductible and Other                              .2%                       .1%                         .3%

                                                             -------------------        ------------------        -----------------

                          Total Provision for Taxes                     182.5%                     33.5%                       37.2%

                                                             ===================        ==================        =================


             The effective tax rates for discontinued operations were (1.9%), (22.7%), and (20.1%) for the years ended January 31, 1997, 1996 and 1995, respectively. Differences between income taxes calculated at the statutory rate and the resulting tax rate were due primarily to the utilization of operating loss carryforwards.

             The Company's net deferred income tax liability as of January 31, 1997 and 1996 consists of the following:

                                                                              1997                               1996
                                                                  ----------------------------        --------------------------
                      Deferred Tax Liabilities
                        Revenue Recognition Methods                               $2,006,712                        $1,247,102
                        Inventory Items                                              370,100                           255,200
                      Deferred Tax Assets
                        Payable and Accrued Items and Other                      (1,545,812)                       (1,234,190)
                                                                  ----------------------------        --------------------------

                          Net Deferred Tax Liability                             $   831,000                       $   268,112
                                                                  ============================        ==========================


Note J - Stock Compensation
---------------------------
             The Company incurred consulting fees in connection with the failed acquisition of ComputerLink Online and Tucows during the year ended January 31, 1997. The Company compensated consultants through the issuance of common shares of the Company. The fair value of the services rendered was $987,687 and was charged against operations. The Company issued 3,665,800 shares valued at an agreed upon price of approximately $.27 per share and reflected the full value of the services received as paid in capital.

Note L - Other Matters
----------------------
             The Canadian income tax authorities are presently reviewing the farming tax status and associated investment losses for some of the individuals in limited investment partnerships which previously purchased horses from the company. Denial of some of these losses by the tax authorities might make investing in the limited partnership less attractive and could adversely impact the demand for the company's horses. Should an adverse condition result from this, management would work vigorously to restructure the limited partnerships in accordance with any revisions to the tax code and/or would seek other sources for the sale of its horses.

             The Canadian sales tax authorities are currently reviewing certain input tax credits claimed by some of the investment limited partnerships and the corporations that acquired partnership assets in roll-up transactions which allowed the Company to offset the sales tax it collected against the sales tax paid by those entities. Management is of the opinion that the outcome of this review is presently not determinable. However, if an adverse decision is rendered, there would be no economic impact on the Company's financial position, since any liability is that of the investment limited partnerships and corporations.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                                Not applicable.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements and Supplementary Data

                        See Item 13.

         (b)      Exhibits

EXHIBIT NO.             DESCRIPTION
-----------             -----------
    2.1                 Agreement and Plan of Reorganization by and among
                        Mercristo Developments, Inc., Egyptian Arabians Inc. and
                        Resi Corp.

    2.2                 Agreements relating to the Reorganization of 622291
                        Ontario Limited

    3.1                 Restated Certificate of Incorporation

    3.2                 Amended and Restated By-laws

   10.1                 Mortgage from E.S.I. Holdings Limited to Michael Nurse

   10.2                 Mortgage from E.S.I. Holdings Limited to Sun Life Trust
                        Company

   10.3 Loan Agreement from 622291 Ontario Limited to Business Development Bank of Canada

   10.4                 Lease between Peter Vanderkloet and Edwards Arabians
                        Inc.

 10.4.1                 Addendum to Lease between Peter Vanderkloet and Edwards
                        Arabians Inc.

   11                   Statement re Computation of Per Share Earnings

   21                   Subsidiaries of Mercristo Developments, Inc.

   27                   Financial Data Schedule

SIGNATURE PAGE

        Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                               MERCRISTO DEVELOPMENTS, INC.
                                               ----------------------------
                                                         (Company)

Date: August 18, 1997                          By: /s/David G. Edwards
                                                  ------------------------
                                                   DAVID G. EDWARDS, President

                                 EXHIBIT INDEX



Exhibit No.             Description
-----------             -----------


   *2.1 Agreement and Plan of Reorganization by and among Mercristo Developments, Inc., Egyptian Arabians Inc.
            and Resi Corp.

   *2.2     Agreements relating to the Reorganization of 622291
            Ontario Limited

   *3.1     Restated Certificate of Incorporation

   *3.2     Amended and Restated By-laws

   10.1     Mortgage from E.S.I. Holdings Limited to Michael
            Nurse

   10.2     Mortgage from E.S.I. Holdings Limited to Sun Life
            Trust Company

   10.3     Loan Agreement from 622291 Ontario Limited to
            Business Development Bank of Canada

   10.4     Lease between Peter Vanderkloet and Edwards
            Arabians Inc.

   10.4.1   Addendum to Lease between Peter Vanderkloet and
            Edwards Arabians Inc.

  *11       Statement re Computation of Per Share Earnings

   21       Subsidiaries of Mercristo Developments, Inc.

   27       Financial Data Schedule

-----------------

 *  Previously filed.